SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: December 7, 2015	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	09-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Current assets	2,699,131	3,140,715
Non-current assets	11,125,388	11,607,182

Total assets	13,824,519	14,747,897

Liabilities	09-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Current liabilities	1,143,974	1,547,086
Non-current liabilities	6,104,701	6,386,075
Non–parent participation	37,380	47,606
Net equity attributable to parent company	6,538,464	6,814,736

Total net equity and liabilities	13,824,519	14,747,897

As of September 30, 2015, total assets decreased by 6.26% or MU.S.$923 compared to December 31, 2014. This deviation was driven mainly by decreases in the balance of cash and cash equivalents, properties, plant and equipment and biological assets.

Total liabilities, in turn, decreased by MU.S.$684 mainly attributable to a decrease in financial liabilities.

Set forth below are our main financial and operating indicators as of the dates and for the periods indicated:

Liquidity ratios	09-30-2015	12-31-2014
Current Liquidity (current assets / current liabilities )	2.36	2.03
Acid ratio (( current assets-inventories, biological assets) / current liabilities )	1.36	1.25

Debt indicators	09-30-2015	12-31-2014
Debt to equity ratio (total liabilities / equity)	1.10	1.16
Short-term debt to total debt (current liabilities / total liabilities)	0.16	0.19
Long-term debt to total debt (non-current liabilities / total liabilities)	0.84	0.81

	09-30-2015	09-30-2014
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	2.97	3.47

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	09-30-2015	12-31-2014
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.03	3.10
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.98	4.07
Inventory permanence-days ((inventories + biological assets) /cost of sales)	118.72	116.19
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	90.56	88.38

As of September 30, 2015 the short-term debt represented 16% of total liabilities (20% as of December 31, 2014).

Our financial expenses coverage ratio decreased to 2.97 compared to 3.47 as of September 30, 2014. This decrease is mainly attributable to a higher earnings before taxes for the 2014 period, compared to the same period of 2015.

b) Statements of income

Income before income tax

Income before income tax stood at MU.S.$382 for the nine months ended September 30, 2015 compared to MU.S.$438 for the same period of the prior year. The MU.S.$56 variation is explained by the information described in the following table:

Item	MU.S.$
Gross margin	(22)
Distribution and Administrative Expenses	11
Other income/ expenses by function	(18)
Financial income/expenses	(3)
Exchange differences	(24)

Net change in income before income tax	(56)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2015 ThU.S.$	09-30-2014 ThU.S.$
Pulp	1,786,510	1,713,358
Sawn timber	583,591	709,818
Panels	1,444,023	1,391,933
Forestry	88,281	108,161
Other	25,032	24,617

Total revenues	3,927,437	3,947,887

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Sales costs	09-30-2015 ThU.S.$	09-30-2014 ThU.S.$
Wood	511,588	626,617
Forestry work	478,564	483,003
Depreciation and amortization	277,323	220,365
Other costs	1,400,651	1,336,742

Total sales costs	2,668,126	2,666,727

Profitability index	09-30-2015	12-31-2014
Profitability on equity	5.55	6.30
Profitability on assets	2.60	2.99
Return on operating assets	4.55	4.24

Profitability ratios	09-30-2015	09-30-2014
Income per share (U.S.$) (1)	2.44	2.82
Income after tax (ThU.S.$) (2)	278,584	323,097
Gross margin (ThU.S.$)	1,259,311	1,281,160
Financial costs (ThU.S.$)	(193,788)	(177,484)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	09-30-2015 MU.S.$	09-30-2014 MU.S.$
Gain (loss)	278.6	323.1
Finance costs	193.8	177.5
Financial income	(35.1)	(16.1)
Expenses for income tax	103.6	115.5
EBIT	540.9	600.0
Depreciation and amortization	298.9	242.3
EBITDA	839.7	842.3
Cost at fair value of the harvest	231.5	260.0
Gain from changes in fair value of biological assets	(140.7)	(200.5)
Exchange difference	27.8	3.0
Others*	35.0	33.3
Adjusted EBITDA	993.4	938.1

*	2015: Forest loss provision MU.S.$35.0; 2014: Forest roads amortization MU.S.$33.3

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

The third quarter of the year started with the customary pick up in demand after the summer slowdown in the Northern hemisphere. However, additional supply to the market of pulp drove prices down in both fibers, although long fiber was the most affected. There are new long fiber projects in southern United States that plan to produce Fluff, but are currently producing quality paper while the Fluff market keeps developing. Short fiber prices remain above long fiber prices, an atypical situation unseen in years contrary to general price predictions.

The price reduction was also a result of higher inventories within the industry. Long fiber stocks increased by 1 day to 30 days of supply in September, reaching a maximum of 33 days mid-quarter. Short fiber suffered a similar fate with an increase of 1 day as well, reaching 39 days in September, reaching a maximum of 41 days during the first half of the quarter.

In Asia, short and long fiber prices lost their second semester gain and fell US$ 20 and US$ 50 respectively, translating into a 3% and 7.5% price decrease during the third quarter. The price gap between both fibers at quarter-end reached US $20 Adt, short fiber prices still above long fiber. Russian and Canadian producers were aggressive thanks to the depreciation of their currency, as well a higher demand for long fiber in the southern United States. On the other hand, China´s uncertain economic situation has contracted demand; paper producers have not been working at maximum capacity, while new ramp-ups and new projects have been postponed.

In Europe, price declines have been more moderate, affecting only long fiber, with a US$ 25 or 3.90% decrease. Short fibers on the other hand achieved higher prices, increasing US$ 10 or 1.25%, thanks to a better demand in European markets compared to Asian markets. In general, paper producers have had a higher demand and are therefore operating at maximum capacity. Paper prices have increased, although paper producers have not been able to add in more margins due to higher cost of raw materials (i.e. short fiber pulp). A season that is usually less active in European markets due to summer and vacation periods, this quarter saw an increase in demand, a clear sign that markets within this region of the world are recovering, resulting in less uncertainty and more active markets.

Smaller markets such as the Middle East have also shown a sustainable level of activity, and new markets such as Iran are starting showing their effects, with new local paper mills, especially in tissue, added to project pipelines. As a result, paper imports have increased within this region to satisfy higher demand.

Latin-American markets have been stable, except for Brazil where economic activity has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Production levels were according to plans throughout our mills. There was a programmed maintenance in the Licancel Mill and in Arauco Mill, Line 2. Montes del Plata in Uruguay is working at 100% of its production capacity.

Sawn Timber Division

The sawn timber market showed lower sales compared to the previous quarter and the third quarter of last year. This is mainly due to the decrease in prices throughout this year, because of more supply coming from different producers. Even though in Asia and the Middle East, sales volume remained quite stable, in detriment of price levels.

The North-American market has maintained its momentum with new constructions and renovations, which translates into a stable market demand for our moldings. However, higher export volumes from Brazil have put pressure on prices.

Chile, Argentina, and the rest of Latin America continues to show a stable level of demand, which has enabled us to increase our market share during the last six months and commercialize the desired product mix.

Panels Division

Plywood sales continue to rise thanks to production in our new Nueva Aldea Mill.

Favorable levels of MDP from the Teno Mill, both in volume and product mix, have remained stable from last quarter.

Particleboards in North America have maintained a steady demand and keep showing better results thanks to higher sales of our value added products (i.e. our melamine products).

The MDF market has been slower in North America, due to lower demand and more competition from Canadian and Brazilian producers that have taken advantage of their currency depreciation to export more of their products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	09-30-2015 ThU.S.$	09-30-2014 ThU.S.$
Positive (negative) Cash flow
Cash flow from operating activities	688,005	750,896
Cash flow from (used in) financing activities:
Loan and bond payments	(613,510)	237,397
Dividend payments	(99,064)	(78,172)
Others	(929)	(1,693)
Cash flow from (used in) investment activities:
Loans to related companies	(23,628)	(141,309)
Incorporation and sale of property, plant and equipment	(255,436)	(356,526)
Incorporation and sale of biological assets	(123,170)	(99,927)
Dividend received	5,095	11,150
Others	567	(8,108)

Positive Net cash flow (negative)	(422,070)	313,708

Cash flow used in financing activities totalled MU.S.$713 for the nine months ended September 30, 2015, compared to MU.S.$ 157 generated by financing activities in the same period of 2014, mainly as a result of increased payment of financial liabilities.

As of September 30, 2015, cash flow used in investment activities totalled MU.S.$397 (compared to MU.S.$595 for the same period of 2014), mainly due to lower disbursements for the purchases of Properties, plants and equipment, and a decrease in loans made to related companies during 2015.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2015, a ratio of fixed rate debt to total consolidated debt of approximately 85.7%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of September 30, 2015, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	09-30-2015 (Unaudited) ThU.S.$	12-31-2014 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5	528,876	971,152
Other current financial assets	23	46,040	7,633
Other current non-financial assets	25	196,861	177,728
Trade and other current receivables	23	736,236	731,908
Accounts receivable from related companies	13	3,643	4,705
Current Inventories	4	896,187	893,573
Current biological assets	20	249,041	307,551
Current tax assets		34,189	38,477
Total Current Assets other than assets or disposal groups classified as held for sale		2,691,073	3,132,727
Non-Current Assets or disposal groups classified as held for sale	22	8,058	7,988
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		8,058	7,988
Total Current Assets		2,699,131	3,140,715
Non-Current Assets	23
Other non-current financial assets	25	0	5,024
Other non-current non-financial assets	23	99,824	101,094
Trade and other non-current receivables		23,205	31,001
Related party receivables, non current	13	133,910	151,519
Investments accounted for using equity method	15	262,029	326,045
Intangible assets other than goodwill	19	83,909	93,258
Goodwill	17	69,087	82,573
Property, plant and equipment	7	6,850,828	7,119,583
Non-current biological assets	20	3,454,588	3,538,802
Deferred tax assets	6	148,008	158,283
Total non-Current Assets		11,125,388	11,607,182
Total Assets		13,824,519	14,747,897

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	09-30-2015 (Unaudited) ThU.S.$	12-31-2014 ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	324,477	742,343
Trade and other current payables	23	621,861	630,406
Accounts payable to related companies	13	8,925	6,036
Other current provisions	18	506	2,535
Current tax liabilities		15,462	25,860
Current provisions for employee benefits	10	4,180	3,590
Other current non-financial liabilities	25	168,563	136,316
Total current liabilities other than assets included in disposal groups classified as held for sale		1,143,974	1,547,086
Total Current Liabilities		1,143,974	1,547,086
Non-Current Liabilities
Other non-current financial liabilities	23	4,233,940	4,453,819
Other non-current provisions	18	59,837	64,529
Deferred tax liabilities	6	1,718,201	1,757,149
Non-current provisions for employee benefits	10	49,173	48,582
Other non-current non-financial liabilities	25	43,550	61,996
Total non - current liabilities		6,104,701	6,386,075
Total liabilities		7,248,675	7,933,161
Equity
Issued capital		353,618	353,618
Retained earnings		7,144,458	6,984,564
Other reserves		(959,612)	(571,052)
Equity attributable to parent company		6,538,464	6,767,130
Non-controlling interests		37,380	47,606
Total equity		6,575,844	6,814,736
Total equity and liabilities		13,824,519	14,747,897

The accompanying notes are an integral part of these interim consolidated financial statements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-September		July-September
		(Unaudited)
	Note	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Income Statement
Revenue	9	3,927,437	3,947,887	1,281,430	1,348,628
Cost of sales	3	(2,668,126)	(2,666,727)	(890,879)	(940,473)
Gross profit		1,259,311	1,281,160	390,551	408,155
Other income	3	182,500	231,834	72,344	77,710
Distribution costs	3	(391,764)	(397,940)	(136,491)	(141,825)
Administrative expenses	3	(410,300)	(415,261)	(127,934)	(136,517)
Other expense	3	(72,318)	(103,459)	(18,007)	(20,411)
Profit (loss) from operating activities		567,429	596,334	180,463	187,112
Finance income	3	35,069	16,059	15,792	8,553
Finance costs	3	(193,788)	(177,484)	(62,636)	(67,426)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	1,255	6,593	2,241	6,692
Exchange rate differences		(27,823)	(2,954)	(22,563)	(13,074)
Income before income tax		382,142	438,548	113,297	121,857
Income Tax	6	(103,558)	(115,451)	(26,319)	(31,436)
Net Income		278,584	323,097	86,978	90,421

Net income attributable to
Net income attributable to parent company		276,107	319,455	86,204	89,320
Income attributable to non-controlling interests		2,477	3,642	774	1,101
Profit (loss)		278,584	323,097	86,978	90,421

Basic earnings per share
Basic earnings per share from continuing operations		0.0024400	0.0028230	0.0007618	0.0007893

Basic earnings per share		0.0024400	0.0028230	0.0007618	0.0007893

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0024400	0.0028230	0.0007618	0.0007893

Earnings per diluted share		0.0024400	0.0028230	0.0007618	0.0007893

The accompanying notes are an integral part of these interim consolidated financial statements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-September		July-September
	Note	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Profit (loss)		278,584	323,097	86,978	90,421
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans		868	(2,831)	(537)	(305)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(1,246)	(4,257)	(4,113)	(2,421)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(378)	(7,088)	(4,650)	(2,726)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(392,119)	(67,908)	(225,907)	(138,134)
Other Comprehensive Income before tax exchange differences on translation		(392,119)	(67,908)	(225,907)	(138,134)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		1,059	(9,487)	(17,101)	(10,077)
Reclassification adjustments on cash flow hedges before tax		(9,845)	6,058	(2,741)	(2,382)
Other Comprehensive Income before tax Cash flow hedges		(8,786)	(3,429)	(19,842)	(12,459)
Other Comprehensive income that will be reclassified to profit or loss before tax		(400,905)	(71,337)	(245,749)	(150,593)
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		(216)	719	187	214
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	1,732	2,015	3,824	4,079
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss abstract		1,732	2,015	3,824	4,079
Other comprehensive income		(399,767)	(75,691)	(246,388)	(149,026)
Comprehensive income		(121,183)	247,406	(159,410)	(58,605)

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		(112,453)	245,452	(153,703)	(55,669)
Comprehensive income, attributable to non-controlling interests		(8,730)	1,954	(5,707)	(2,936)
Total comprehensive income		(121,183)	247,406	(159,410)	(58,605)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2015	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net income							276,107	276,107	2,477	278,584
Other comprehensive income, net of tax		(380,917)	(7,054)	657	(1,246)	(388,560)		(388,560)	(11,207)	(399,767)
Comprehensive income	0	(380,917)	(7,054)	657	(1,246)	(388,560)	276,107	(112,453)	(8,730)	(121,183)
Dividends							(116,213)	(116,213)	(690)	(116,903)
Increase (decrease) through for transfers and other changes equity							0	0	(806)	(806)
Changes in equity	0	(380,917)	(7,054)	657	(1,246)	(388,560)	159,894	(228,666)	(10,226)	(238,892)
Closing balance at 09-30-2015	353,618	(879,412)	(60,076)	(15,133)	(4,991)	(959,612)	7,144,458	6,538,464	37,380	6,575,844

09-30-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net income							319,455	319,455	3,642	323,097
Other comprehensive income, net of tax		(66,220)	(1,414)	(2,112)	(4,257)	(74,003)		(74,003)	(1,688)	(75,691)
Comprehensive income	0	(66,220)	(1,414)	(2,112)	(4,257)	(74,003)	319,455	245,452	1,954	247,406
Dividends							(123,614)	(123,614)	(2,735)	(126,349)
Increase (decrease) for transfer and other changes							(291,363)	(291,363)	(601)	(291,964)
Changes in equity	0	(66,220)	(1,414)	(2,112)	(4,257)	(74,003)	(95,522)	(169,525)	(1,382)	(170,907)
Closing balance at 09-30-2014	353,618	(405,325)	(22,921)	(8,496)	(3,221)	(439,963)	6,909,118	6,822,773	50,860	6,873,633

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	09-30-2015	12-31-2013
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,370,918	4,105,916
Receipts from premiums and claims, annuities and other policy benefits	4,698	0
Other cash receipts from operating activities	249,931	265,406
Classes of cash payments
Payments to suppliers for goods and services	(3,178,939)	(3,000,535)
Payments to and on behalf of employees	(385,209)	(374,138)
Other cash payments from operating activities	(131,540)	(79,363)
Interest paid	(195,176)	(161,086)
Interest received	11,981	14,114
Income taxes refund (paid)	(63,985)	(20,655)
Other (outflows) inflows of cash, net	5,326	1,237
Net Cash flows from Operating Activities	688,005	750,896

Cash flows (used in) investing activities
Cash flow from loss of control of subsidiaries and other businesses	1	0
Loans to related parties	(23,628)	(141,309)
Proceeds from sale of property, plant and equipment	3,472	12,180
Purchase of property, plant and equipment	(258,908)	(368,706)
Proceeds from sales of intangible assets	99	0
Purchase of intangible assets	(2,901)	(9,253)
Proceeds from other long-term assets	295	188
Purchase of other non-current assets	(123,465)	(100,115)
Dividends received	5,095	11,150
Other outflows of cash, net	3,368	1,145
Cash flows used in Investing Activities	(396,572)	(594,720)

Cash flows from (used in) Financing Activities
Total loans obtained	248,953	978,821
Loans obtained in long term	583	818,327
Proceeds from short-term borrowings	248,370	160,494
Repayments of borrowings	(862,463)	(741,424)
Dividends paid by subsidiaries or special purpose companies	(99,064)	(78,172)
Other inflows of cash, net	(929)	(1,693)
Cash flows from (used in) Financing Activities	(713,503)	157,532

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(422,070)	313,708
Effect of exchange rate changes on cash and cash equivalents	(20,206)	(8,712)

Net increase (decrease) of Cash and Cash equivalents	(442,276)	304,996
Cash and cash equivalents, at the beginning of the period	971,152	667,212
Cash and cash equivalents, at the end of the period	528,876	972,208

The accompanying notes are an integral part of these interim consolidated financial statements.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Securities Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Interim Consolidated Financial Statements

The Financial Statements presented by Arauco as of September 30, 2015 are:

•	Consolidated Statements of Financial Position Classified as of September 30, 2015 and December 31, 2014.

•	Consolidated Statements of Comprehensive Income by function for the periods between January 1 and September 30, 2015 and 2014 and between July 1 and September 30 2015 and 2014.

•	Statements of Other Consolidated Comprehensive Income for the periods between January 1 and September 30, 2015 and 2014 and between July 1 and September 30 2015 and 2014.

•	Consolidated Statements of Changes in Equity for the periods between January 1 and September 30, 2015 and 2014.

•	Consolidated Statements of Cash Flows – Direct Method for the periods between January 1 and September 30, 2015 and 2014.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Period between January 1 and September 30, 2015.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 538 held on November 13, 2015 for the period between January 1 and September 30, 2015.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

EBITDA - Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

In these interim consolidated financial statements all relevant information required by IFRS has been presented.

Summary of significant accounting policies

a) Basis for preparation of interim consolidated financial statements

The interim Financial Statements of Arauco for the nine-month period ended September 30, 2015, and for the year ended December 31, 2014, present in all material respects its financial position, its results of operations and its cash flows in accordance with the standards of the Superintendency of Securities and Insurance ( SVS ) that consider the IFRS, except as instructed in the Official Circular Letter No 856 of the Superintendency of Securities and Insurance which provides in an exceptional form of accounting of changes in assets and liabilities for deferred tax caused by Law No. 20,780, published in the Official Journal on September 29, 2014 (See Note 6).

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

The assessment of the added value represents the excess of the acquisition cost over the reasonable value of the Group’s holding in the identifiable net assets of the acquired subsidiary on the date of acquisition. Said reasonable value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

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September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b)	exposure, or rights, to variable returns from involvement with the investee; and

(c)	the ability to use power over the investee to affect the amount of the investor’s returns.

When the Company holds less than the majority of voting rights in a company in which it participates, it nonetheless has the authority over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. The Company takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies different than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare interim consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

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AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e) Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g) Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i)	Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and permits the entire combined contract to be designated as at FVTPL.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation, using internal methodology based on market information from our Bloomberg terminal.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the intent and ability to hold to maturity. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest method less any impairment.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h) Derivative financial instruments

(i) Financial Derivatives - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument

CELULOSA ARAUCO Y CONSTITUCION S.A.

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September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j) Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the fair value less the costs to sell, and are no longer amortized from the time they are classified as non-current assets held for sale.

k) Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquiree are allocated to those units or group of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity interest in the acquiree in the statements of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l) Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

n) Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these interim consolidated financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

When the asset value exceeds its recoverable amount, it is immediately adjusted to its recoverable amount.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic foundation of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r) Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred taxes are registered according to rules established in IAS12 “Income Taxes”, except for the application in the Official Circular Letter No. 856 issued on October 17, 2014 by the SVS, which established that the differences in liabilities and assets for deferred taxes occurring as a direct effect of the increase in the first category tax introduced by Law No. 20,780, should be accounted for in the respective year against equity. (See Note 2).

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

v) Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

z) Recent accounting pronouncements

The following new standards and interpretations have been adopted in these interim consolidated financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	January 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 6	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24	January 1, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	January 1, 2014

The application of these standards did not have a significant impact on the amounts reported in these interim consolidated financial statements, however, it may affect the accounting for future transactions or arrangements.

At the date of issuance of these consolidated interim financial statements, the following accounting pronouncements have been issued by the IASB:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

Amendment to the classification and measurement of financial assets

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2018

IFRS 14	Deferral of Regulatory accounts. Applies to entities adopting IFRS for the first time which are involved in activities with regulated rates.	January 1, 2016

IFRS 15	Income from contracts with customers. provide unique model based on principles that apply in all contracts with customers.	January 1, 2017

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IFRS 11-Amendments	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

IAS 16 and IAS 38 – Amendments

Requires the acquirer to apply the principles in IFRS 3 Business Combinations and Related Disclosures on initial recognition of the interest.

Clarification of acceptable methods of depreciation and amortization.

January 1, 2016

IAS 16 and IAS 41 – Amendments	Additional guidance on how to calculate the depreciation and amortization of property, plant and equipment and intangible assets.	January 1, 2016

IAS 27-Amendments	Agriculture: Manufactoring plants Amendments provide the concept of manufacturing plants, which are used exclusively to grow products in the scope of IAS 16.	January 1, 2016

IFRS 10 and IAS 28- Amendments	Equity Method in Separate Financial Statements	January 1, 2016

IAS 1-Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016

IFRS 10, and IAS 28-Amendments	Disclosure initiative	January 1, 2016

Annual Improvements 2012-2014 Cycle	Investment Entities: Applying the Consolidation Exception	January 1, 2016

IFRS 5, IFRS 7, IAS 19 and IAS 34

Arauco believes that the adoption of these standards, amendments and interpretations will have no significant impact on its consolidated financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

1) Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of September 30, 2015 and have been consistently applied to all periods presented in these interim consolidated financial statements.

The SVS under its authority, issued the Official Circular Letter No. 856 dated October 17, 2014 instructing auditees to register in the respective year against equity, differences in assets and liabilities for deferred taxes occurred as a direct effect of the increase in the first category tax introduced by Law No. 20,780.

This statement differs from that established by the IFRS, which requires that the effect be recorded against income.

This instruction issued by the SVS meant in the consolidated financial statements as of December 31, 2014, a change in the framework of preparation and presentation of financial information adopted by that date, since the previous frame (IFRS) requires to be adopted in a comprehensive, explicit and unreserved manner.

The effect of this change in accounting bases meant in year 2014 a charge to retained earnings amounting to ThU.S.$292,155, which according to IFRS should have been presented under results of the year ended December 31, 2014.

For all other matters related to the presentation of its consolidated financial statements, the Company uses the International Financial Reporting Standards issued by the IASB.

2) Changes in the Estimates and processing of accounting policies

There have been no changes in the treatment of accounting policies for the same period last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of Information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2015	12-31-2014
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	09-30-2015	12-31-2014
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b) Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The ThU.S.$116,213 (ThU.S.$123,614 as of September 30, 2014) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2015 (period 2014).

In the Cash Flow Statement, in the line item “Dividends paid” an amount of ThU.S.$99,064 is presented as of September 30, 2015 (ThU.S.$78,172 as of September 30, 2014) which ThU.S.$98,072 (ThU.S.$75,424 as of September 30, 2014) correspond to the payment of dividends of the parent company.

The following are the dividends paid and per share amounts during the period 2015 and 2014:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,119,655
Dividend per Share	U.S.$0.8667

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

c) Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d) Other items in the Statement of Income

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of September 30, 2015 and 2014:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	January - September		July - September
	Unaudited		Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	182,500	231,834	72,344	77,710
Gain from changes in fair value of biological assets (See note 20)	140,692	200,478	46,630	66,834
Net income from insurance compensation	1,473	2,264	30	1,554
Revenue from export promotion	2,168	3,004	644	1,083
Leases received	2,038	1,886	761	790
Gain on sales of assets	9,352	9,654	5,398	2,393
Access easement	7,596	4,833	7,596	2
Recovery of tax credits	4,947	0	4,947	0
Other operating results (sale materials and waste, rent of easements, income tax recovery)	14,235	9,715	6,339	5,054
Classes of Other Expenses by activity
Total of other expenses by activity	(72,318)	(103,459)	(18,007)	(20,411)
Depreciation	(1,021)	(1,924)	(408)	(1,183)
Expenses judgment	(2,296)	(4,028)	(760)	(2,268)
Impairment provision properties, plants and equipment and others	(3,694)	(5,922)	(2,437)	(833)
Plants stoppage operating expenses	(2,902)	(1,823)	(285)	(166)
Expenses projects	(417)	(7,343)	(44)	(118)
Expenses start-up	0	(8,795)	0	(1,539)
Loss of assets	(286)	(50)	(121)	(35)
Loss of forest due to fires	(34,970)	(33,328)	(5,115)	(1,299)
Other Taxes	(7,303)	(4,485)	(1,651)	(1,732)
Research and development expenses	(3,624)	(2,344)	(2,463)	(835)
Compensation and eviction	(1,589)	(7,838)	(545)	(398)
Fines, readjustments and interest	(999)	(530)	(158)	(319)
Other expenses (donations, repayments insurance )	(13,217)	(25,049)	(4,020)	(9,686)
Classes of financing income
Financing income, total	35,069	16,059	15,792	8,553
Financial income from mutual funds—deposits	9,166	8,683	3,639	3,527
Financial income resulting from swap—forward	5,572	2,844	4,962	2,618
Financial income resulting from loans with related companies	12,760	0	3,584	0
Other financial income	7,571	4,532	3,607	2,408
Classes of financing costs
Financing costs, Total	(193,788)	(177,484)	(62,636)	(67,426)
Interest expense, Banks loans	(30,953)	(17,700)	(8,969)	(5,859)
Interest expense, Bonds	(143,691)	(133,843)	(45,912)	(48,809)
Interest expense, financial instruments	(3,184)	(13,112)	(1,120)	(6,787)
Other financial costs	(15,960)	(12,829)	(6,635)	(5,971)
Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	1,255	6,593	2,241	6,692
Investments in associates	920	5,669	2,205	6,410
Joint ventures	335	924	36	282

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The opening of expenses by nature contained in these financial statements is presented below:

	January - September		July - September
Cost of sales	2015	2014	2014	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Timber	511,588	626,617	145,113	206,175
Forestry labor costs	478,564	483,003	164,470	189,603
Depreciation and amortization	277,323	220,365	94,922	78,672
Maintenance costs	221,567	201,478	67,023	68,412
Chemical costs	419,046	397,507	148,203	133,095
Sawmill Services	94,335	94,348	32,771	34,569
Others Raw Materials	106,738	68,512	41,936	24,188
Others Indirect costs	167,179	125,672	77,458	43,305
Energy and fuel	130,481	165,805	43,100	56,507
Cost of electricity	38,070	66,952	11,298	23,968
Wage and salaries	223,235	216,468	64,585	81,979
Total	2,668,126	2,666,727	890,879	940,473

	January - September		July - September
Distribution cost	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	75,266	25,333	24,728	8,874
Commissions	11,979	11,992	3,969	3,844
Insurance	54,661	3,888	18,506	1,340
Provision for doubtful accounts receivable	2,182	1,247	333	354
Other selling costs	6,444	8,206	1,920	3,336
Shipping and freight costs	316,498	372,607	111,763	132,951
Port services	18,883	21,805	6,228	7,619
Freights	223,429	298,505	74,149	105,810
Other shipping and freight costs	74,186	52,297	31,386	19,522
Total	391,764	397,940	136,491	141,825

	January - September		July - September
Administrative expenses	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Wage and salaries	170,044	162,639	52,364	50,844
Marketing, advertising, promotion and publications expenses	7,236	9,066	2,379	3,891
Insurance	21,919	23,862	6,260	7,509
Depreciation and amortization	19,292	19,282	6,605	6,500
Computer services	23,244	19,167	6,480	5,426
Lease rentals (offices, warehouses and machinery)	10,073	8,463	2,974	3,079
Donations, contributions, scholarships	7,858	5,623	3,264	956
Fees (legal and technical advisories)	32,622	40,556	10,078	14,280
Property taxes, patents and municipality rights	16,814	17,046	6,254	6,487
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	101,198	109,557	31,276	37,545
Total	410,300	415,261	127,934	136,517

		January-September		July -September
		Unaudited
		2015	2014	2015	2014
Expenses for	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Depreciations	7	289,889	233,099	99,132	82,978
Employee benefits	10	390,138	385,680	119,512	131,131
Amortization	19	8,999	9,239	2,973	3,457

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

e) Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

		09-30-2015
Auditors fees		ThU.S.$
Audit services		1,636
Other services
	Tax services	369
	Others	706
TOTAL		2,711

Number of employees		No.
		13,576

NOTE 4. INVENTORIES

	09-30-2015
	Unaudited	12-31-2014
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	90,976	98,242
Production supplies	98,083	107,067
Products in progress	68,796	66,635
Finished goods	477,387	469,561
Spare Parts	160,945	152,068
Total Inventories	896,187	893,573

Inventories recognized as cost of sales at September 30, 2015 were ThU.S.$2,583,393 (ThU.S.$2,661,390 at September 30, 2014).

In order to have the inventories recorded at net realizable value at September 30, 2015, there has been a net decrease of inventories associated with a higher provision of obsolescence of ThU.S.$2,487 (higher provision of ThU.S.$848 at September 30, 2014). As of September 30, 2015, the amount of obsolescence provision is ThU.S.$14,155 (ThU.S.$11,668 at December 31, 2014).

At September 30, 2015 there were inventory write-offs of ThU.S.$3,811 (ThU.S.$1,359 at September 30, 2014)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	30-09-2015	31-12-2014
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	221	391
Bank checking account balances	112,050	157,611
Time deposits	263,182	669,545
Mutual funds	128,015	128,985
Other cash and cash equivalents (*)	25,408	14,620
Total	528,876	971,152

(*)	Applies to purchase contracts subject to resale covenants

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 22.5% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, Law No. 20,780 was published in the Official Gazette, amending the current system of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase to 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system.

On October 17, 2014, the SVS issued the Official Circular Letter No. 856, which established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate, should be accounted for by charging it against equity. Therefore, as of the close these interim consolidated financial statements, Arauco has recognized a charge to equity of ThU.S.$292,155 resulting from a deferred effect of the new tax rate as of December 31, 2014.

Deferred Tax Assets

The following table sets forth the deferred tax assets for the dates indicated:

	09-30-2015
	Unaudited	12-31-2014
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	14,479	14,923
Deferred tax Assets relating to Accrued Liabilities	9,148	11,120
Deferred tax Assets relating to Post-Employment benefits	14,730	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,463	11,199
Deferred tax Assets relating to Financial Instruments	20,997	14,129
Deferred tax Assets relating to Tax Losses Carryforwards	32,077	44,832
Deferred tax Assets relating to Inventories	3,948	3,157
Deferred tax Assets relating to Provisions for Income	8,199	5,827
Deferred tax Assets relating to Allowance for Doubful Accounts	3,825	3,855
Intangible revaluation differences	30	1,080
Deferred tax Assets relating to Other Deductible Temporary Differences	32,112	34,302
Total Deferred Tax Assets	148,008	158,283

Certain subsidiaries of Arauco, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$116,882 (ThU.S.$132,292 at December 31, 2014), which are mainly originated by operational and financial losses.

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$111,275 (ThU.S.$92,809 at December 31, 2014) of non-recoverable tax losses from Inversiones Arauco Internacional and companies in Uruguay based on the participation of Arauco, for which deferred tax assets have not been recognized. The payback period exceeds the term of such tax losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets forth the deferred tax assets related to the dates indicated:

	09-30-2015
	Unaudited	12-31-2014
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	927,165	941,666
Deferred tax Liabilities relating to Financial Instruments	4,220	4,906
Deferred tax Liabilities relating to Biological Assets	659,254	681,505
Deferred tax Liabilities relating to Inventory	24,730	25,688
Deferred tax Liabilities due to Prepaid Expenses	40,626	40,888
Deferred tax Liabilities due to Intangible	26,816	32,990
Deferred tax Liabilities relating to Other Taxable Temporary Differences	35,390	29,506
Total Deferred Tax Liabilities	1,718,201	1,757,149

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$1,732 as of September 30, 2015 (compared to a credit of ThU.S.$2,015 as of September 30, 2014), which is presented in consolidated statements of comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Unaudited Deferred Tax Assets	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 09-30-2015 ThU.S.$
Deferred tax Assets relating to Provisions	14,923	195	—	(640)	14,478
Deferred tax Assets relating to accrued liabilities	11,120	(2,542)	—	570	9,148
Deferred tax Assets relating to Post-Employment benefits	13,859	1,208	(221)	(116)	14,730
Deferred tax Assets relating to property, plant and equipment	11,199	(2,294)	—	(442)	8,463
Deferred tax Assets relating to Financial Instruments	14,129	93	6,775	0	20,997
Deferred tax Assets relating to tax losses carryforwards	44,832	(5,374)	—	(7,381)	32,077
Deferred tax assets relating to biological assets	0	0	—	0	0
Deferred tax assets relating to provisions for income	3,157	1,090	—	(299)	3,948
Deferred tax assets relating to provisions for income	5,827	2,375	—	(3)	8,199
Deferred tax assets relating to provision for doubful accounts	3,855	73	—	(103)	3,825
Intangible revaluation differences	1,080	(848)	—	(202)	30
Deferred tax assets relating to other deductible temporary differences	34,302	(843)	—	(1,346)	32,113
Total deferred tax assets	158,283	(6,867)	6,554	(9,962)	148,008

Unaudited Deferred Tax Liabilities	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 09-30-2015 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	941,666	2,683	—	(17,184)	927,165
Deferred tax liabilities relating to financial instruments	4,906	(686)	—	0	4,220
Deferred tax liabilities relating to biological assets	681,505	615	—	(22,866)	659,254
Deferred tax liabilities relating to inventory	25,688	(958)	—	—	24,730
Deferred tax liabilities due to prepaid expenses	40,888	(299)	—	37	40,626
Deferred tax liabilities due to intangible	32,990	5,783	—	(11,957)	26,816
Deferred tax liabilities relating to other taxable temporary differences	29,506	(1,152)	—	7,036	35,390
Total deferred tax liabilities	1,757,149	5,986	—	(44,934)	1,718,201

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	843	2,367	(303)	14,923
Deferred tax Assets relating to accrued liabilities	10,118	(242)	1,265	(21)	11,120
Deferred tax Assets relating to Post-Employment benefits	9,012	(1,095)	6,036	(94)	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,842	1,617	787	(47)	11,199
Deferred tax Assets relating to Financial Instruments	343	355	13,431	—	14,129
Deferred tax Assets relating to tax losses carryforwards	56,333	(9,427)	419	(2,493)	44,832
Deferred tax assets relating to biological assets	73	(73)	—	—	0
Deferred tax assets relating to provisions for income	4,910	(1,706)	82	(129)	3,157
Deferred tax assets relating to provisions for income	3,678	1,624	525	—	5,827
Deferred tax assets relating to provision for doubful accounts	3,104	574	218	(41)	3,855
Intangible revaluation differences	—	1,080	0	—	1,080
Defferred tax assets relating to other deductible temporary differences	52,169	(20,064)	2,427	(230)	34,302
Total deferred tax assets	160,598	(26,514)	27,557	(3,358)	158,283

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	8,393	158,106	(6,610)	941,666
Deferred tax liabilities relating to financial instruments	10,060	677	(5,831)	—	4,906
Deferred tax liabilities relating to biological assets	534,161	21,626	134,467	(8,749)	681,505
Deferred tax liabilities relating to inventory	15,422	8,618	1,648	—	25,688
Deferred tax liabilities due to prepaid expenses	56,558	(21,363)	5,693	—	40,888
Deferred tax liabilities due to intangible	34,188	(1,533)	335	—	32,990
Deferred tax liabilities relating to other taxable temporary differences	30,129	(2,752)	3,648	(1,519)	29,506
Total deferred tax liabilities	1,462,295	13,666	298,066	(16,878)	1,757,149

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2015		12-31-2014
	Unaudited
	Deductible	Taxable	Deductible	Taxable
Detail of classes of Deferred Tax Temporary Differences	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$
Deferred Tax Assets	115,931		113,451
Deferred Tax Assets—Tax losses	32,077		44,832
Deferred Tax Liabilities		1,718,201		1,757,149
Total	148,008	1,718,201	158,283	1,757,149

	January - September		July - September
	Unaudited
Detail of Temporary Difference Income and Loss Amounts	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Deferred Tax Assets	(1,419)	(27,068)	1,541	(4,576)
Deferred Tax Assets—Tax losses	(5,448)	4,060	(3,726)	3,639
Deferred Tax Liabilities	(5,985)	(13,768)	3,199	1,912
Total	(12,852)	(36,776)	1,014	975

Income Tax Expense

Income tax expense consists of the following:

	January - September		July - September
	Unaudited
Income Tax composition	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Current income tax expense	(94,683)	(85,442)	(27,925)	(29,911)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,749	0	583	0
Previous period current tax adjustments	2,836	4,028	0	(609)
Other current tax expenses	(608)	2,739	9	(1,891)
Current Tax Expense, Net	(90,706)	(78,675)	(27,333)	(32,411)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(7,404)	(40,836)	4,740	(2,664)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(5,448)	4,060	(3,726)	3,639
Total deferred Tax Expense, Net	(12,852)	(36,776)	1,014	975
Income Tax Expense, Total	(103,558)	(115,451)	(26,319)	(31,436)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at September 30, 2015 and 2014:

	January - September		July - September
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(37,569)	(20,562)	(10,478)	(10,747)
Domestic current income tax expense	(53,137)	(58,113)	(16,855)	(21,664)
Total current income tax expense	(90,706)	(78,675)	(27,333)	(32,411)
Foreign deferred tax expense	(5,599)	(19,060)	(1,792)	(2,560)
Domestic deferred tax expense	(7,253)	(17,716)	2,806	3,535
Total deferred tax expense	(12,852)	(36,776)	1,014	975
Total tax income (expense)	(103,558)	(115,451)	(26,319)	(31,436)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
	Unaudited
	2015	2014	2015	2014
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(85,919)	(92,095)	(25,429)	(28,757)
Tax effect of foreign tax rates	(7,770)	(13,675)	(773)	(5,127)
Tax effect of revenues exempt from taxation	26,479	7,143	4,616	(1,629)
Tax effect of expense not deductible in determining taxable profit (tax loss)	(28,463)	(18,325)	(2,340)	3,609
Tax rate effect of tax losses not previously recognized	0	669	0	669
Tax rate effect from change in tax rate (opening balances)	(1,728)	(1,867)	(512)	(769)
Tax rate effect of adjustments for current tax of prior periods	2,836	4,028	0	(609)
Other tax rate effects	(8,993)	(1,329)	(1,881)	1,177
Total adjustments to tax expense at applicable tax rate	(17,639)	(23,356)	(890)	(2,679)
Tax expense at effective tax rate	(103,558)	(115,451)	(26,319)	(31,436)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2015	12-31-2014
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	243,718	265,440
Land	898,112	949,531
Buildings	2,165,060	2,172,177
Plant and equipment	3,381,313	3,565,502
Information technology equipment	26,772	28,521
Fixtures and fittings	11,923	11,654
Motor vehicles	17,471	17,346
Other property, plant and equipment	106,459	109,412
Total Net	6,850,828	7,119,583

Property, Plant and Equipment, Gross
Construction in progress	243,718	265,440
Land	898,112	949,531
Buildings	3,649,575	3,593,306
Plant and equipment	5,892,795	5,944,394
Information technology equipment	72,941	71,838
Fixtures and fittings	34,796	37,382
Motor vehicles	47,497	46,293
Other property, plant and equipment	128,040	128,012
Total Gross	10,967,474	11,036,196

Accumulated depreciation and impairment
Buildings	(1,484,515)	(1,421,129)
Plant and equipment	(2,511,482)	(2,378,892)
Information technology equipment	(46,169)	(43,317)
Fixtures and fittings	(22,873)	(25,728)
Motor vehicles	(30,026)	(28,947)
Other property, plant and equipment	(21,581)	(18,600)
Total	(4,116,646)	(3,916,613)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no significant assets pledged as collateral for these interim consolidated financial statements.

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	09-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	98,891	139,927

	09-30-2015	12-31-2014
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	145,610	371,286

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2015 and December 31, 2014:

	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	145,610	1,746	11,487	116,591	1,671	2,409	1,412	9,537	290,463
Disposals	(20)	(205)	(448)	(479)	(78)	(7)	(128)	(9)	(1,374)
Retirements	(2,470)	(1,470)	(700)	(2,989)	(5)	(2)	(106)	(392)	(8,134)
Depreciation	—	—	(86,440)	(247,521)	(3,941)	(1,843)	(3,020)	(4,649)	(347,414)
Increase (decrease) through net exchange differences	(4,543)	(53,253)	(31,651)	(104,855)	(281)	(468)	(292)	(6,703)	(202,046)
Reclassification of assets held for sale	—	—	—	(250)	—	—	—	—	(250)
Increase (decrease) through transfers from construction in progress	(160,299)	1,763	100,635	55,314	885	180	2,259	(737)	—
Total changes	(21,722)	(51,419)	(7,117)	(184,189)	(1,749)	269	125	(2,953)	(268,755)
Closing balance 09-30-2015	243,718	898,112	2,165,060	3,381,313	26,772	11,923	17,471	106,459	6,850,828

	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes
Additions	371,286	1,215	17,438	54,011	2,605	1,195	4,608	18,828	471,186
Disposals	(2,969)	(5,596)	(513)	(1,715)	(59)	(515)	(458)	(776)	(12,601)
Retirements	(6,278)	(41)	(17,369)	(23,026)	(12)	(6)	(247)	(5,670)	(52,649)
Depreciation	—	—	(102,068)	(222,232)	(4,944)	(2,084)	(4,241)	(4,018)	(339,587)
Impairment loss recognized in profit or loss	—	—	—	—	—	—	(636)	—	(636)
Increase (decrease) through net exchange differences	310	(21,664)	(30,620)	(26,928)	(269)	(175)	(123)	(2,198)	(81,667)
Reclassification of assets held for sale	(1,930)	—	—	—	—	—	—	—	(1,930)
Increase (decrease) through transfers from construction in progress	(1,637,718)	—	610,385	1,010,841	5,625	5,612	4,846	409	—
Total changes	(1,277,299)	(26,086)	477,253	790,951	2,946	4,027	3,749	6,575	(17,884)
Closing balance 12-31-2014	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending September 30, 2015 and 2014 is as follows:

	January-September		July -September
	Unaudited
	2015	2014	2015	2014
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	272,472	215,473	93,315	76,667
Administrative expenses	15,144	14,935	5,239	5,048
Other expenses	2,273	2,691	578	1,263
Total	289,889	233,099	99,132	82,978

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

Property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	09-30-2015
	Unaudited	12-31-2014
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	118,106	94,996
Plant and equipment	118,106	94,996

Reconciliation of Financial Lease Minimum Payments:

09-30-2015 Unaudited
Present Value
Periods	ThU.S.$
Less than one year	33,978
Between one and five years	79,538
More than five years	—
Total	113,516

12-31-2014
Present Value
Periods	ThU.S.$
Less than one year	31,706
Between one and five years	65,289
More than five years	—
Total	96,995

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	09-30-2015 Unaudited
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	103	1	102
Between one and five years	8	0	8
More than five years	—	—	—
Total	111	1	110

	12-31-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	141	5	136
Between one and five years	20	3	17
More than five years	—	—	—
Total	161	8	153

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - September		July - September
Classes of revenue	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Revenue from sales of goods	3,820,967	3,815,634	1,261,085	1,318,145
Revenue from rendering of services	106,470	132,253	20,345	30,483
Total	3,927,437	3,947,887	1,281,430	1,348,628

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	390,138	385,680	119,512	131,131
Wages and salaries	374,590	378,121	115,634	129,281
Severance indemnities	15,548	7,559	3,878	1,850

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of September 30, 2015 and December 31, 2014 are as follows:

	2015	2014
Discount rate	1.61%	3.50%
Inflation	3.00%	3.00%
Mortality rate	RV-2009	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of September 30, 2015 and December 31, 2014:

	09-30-2015
	Unaudited	12-31-2014
	ThU.S.$	ThU.S.$
Current	4,180	3,590
Non-current	49,173	48,582
Total	53,353	52,172

	09-30-2015
	Unaudited	12-31-2014
Reconciliation of the present value of severance indemnities obligation	ThU.S.$	ThU.S.$
Opening balance	52,172	45,984
Current service cost	1,811	1,938
Interest cost	1,169	2,977
Gains or losses from changes in actuarial assumptions	(2,294)	8,640
Actuarial gains and losses arising from experience	4,219	4,189
Benefits paid	(3,177)	(5,388)
Past service cost	6,964	—
Increase (decrease) for foreign currency exchange rates changes	(7,511)	(6,168)
Closing balance	53,353	52,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

	09-30-2015
	Unaudited	12-31-2014
	ThU.S.$	ThU.S.$
Total Current Assets	2,699,131	3,140,715
Cash and Cash Equivalents	528,876	971,152
U.S Dollar	372,711	877,418
Euro	16,361	8,114
Brazilian Real	28,617	43,604
Argentine Pesos	52,288	15,794
Other currencies	3,594	2,983
Chilean Pesos	55,305	23,239
Other current financial assets	46,040	7,633
U.S Dollar	44,762	7,632
Argentine Pesos	1,278	—
Chilean Pesos	—	1
Other current non-financial assets	196,861	177,728
U.S Dollar	133,940	103,689
Euros	—	45
Brazilian Real	11,396	11,489
Argentine Pesos	4,676	13,711
Other currencies	4,151	6,335
Chilean Pesos	42,480	42,459
U.F.	218	—
Trade and other current receivables	736,236	731,908
U.S Dollar	519,162	464,219
Euro	14,239	72,353
Brazilian Real	48,315	47,043
Argentine Pesos	35,678	31,354
Other currencies	17,231	19,733
Chilean Pesos	100,795	96,241
U.F.	816	965
Accounts receivable from related companies	3,643	4,705
Brazilian Real	1,163	1,998
Chilean Pesos	2,480	2,707
Current Inventories	896,187	893,573
U.S Dollar	847,181	829,830
Brazilian Real	34,338	48,046
Chilean Pesos	14,668	15,697
Current biological assets	249,041	307,551
U.S Dollar	249,041	307,551
Current tax assets	34,189	38,477
U.S Dollar	3,398	2,358
Euros	—	81
Brazilian Real	1,101	2,691
Argentine Pesos	12	1,464
Other currencies	2,780	3,653
Chilean Pesos	26,898	28,230
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	8,058	7,988
U.S Dollar	8,058	7,988

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Total Non Current Assets	11,125,388	11,607,182
Other non-current financial assets	—	5,024
U.S Dollar	—	4,439
Argentine Pesos	—	585
Other non-current non-financial assets	99,824	101,094
U.S Dollar	94,761	92,437
Euros	131	—
Brazilian Real	2,945	5,705
Argentine Pesos	523	563
Other currencies	660	885
Chilean Pesos	804	1,504
Trade and other non-current receivables	23,205	31,001
U.S Dollar	17,749	26,773
Other currencies	737	—
Chilean Pesos	3,295	3,591
U.F.	1,424	637
Related party receivables, non current	133,910	151,519
Brazilian Reales	133,910	151,519
Investments accounted for using equity method	262,029	326,045
U.S Dollar	120,812	119,405
Brazilian Real	141,217	206,640
Intangible assets other than goodwill	83,909	93,258
U.S Dollar	82,887	91,408
Brazilian Real	906	1,771
Chilean Pesos	116	79
Goodwill	69,087	82,573
U.S Dollar	42,521	42,838
Brazilian Real	26,566	39,735
Property, plant and equipment	6,850,828	7,119,583
U.S Dollar	6,453,858	6,527,093
Brazilian Real	391,909	586,398
Chilean Pesos	5,061	6,092
Non-current biological assets	3,454,588	3,538,802
U.S Dollar	3,217,496	3,188,043
Brazilian Real	237,092	350,759
Deferred tax assets	148,008	158,283
U.S Dollar	127,484	129,119
Brazilian Real	19,859	28,345
Other currencies	55	67
Chilean Pesos	610	752

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2015
	Unaudited				12-31-2014
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	946,428	197,546	1,143,974	1,002,859	544,227	1,547,086
Other current financial liabilities	141,091	183,386	324,477	203,170	539,173	742,343
U.S Dollar	100,565	134,681	235,246	173,579	484,254	657,833
Brazilian Real	20,500	22,313	42,813	17,145	27,507	44,652
Argentine Pesos	123	370	493	—	544	544
Chilean Pesos	675	2,136	2,811	288	809	1,097
U.F.	19,228	23,886	43,114	12,158	26,059	38,217
Bank Loans	116,381	132,607	248,988	139,916	133,554	273,470
U.S Dollar	95,758	109,924	205,682	122,771	105,503	228,274
Brazilian Real	20,500	22,313	42,813	17,145	27,507	44,652
Argentine Pesos	123	370	493	—	544	544
Financial Leases	8,443	25,535	33,978	7,851	23,855	31,706
U.S Dollar	—	—	—	—	6	6
Chilean Pesos	675	2,136	2,811	288	809	1,097
U.F.	7,768	23,399	31,167	7,563	23,040	30,603
Other Loans	16,267	25,244	41,511	55,403	381,764	437,167
U.S Dollar	4,807	24,757	29,564	50,808	378,745	429,553
U.F.	11,460	487	11,947	4,595	3,019	7,614
Trade and other current payables	621,861	—	621,861	627,972	2,434	630,406
U.S Dollar	183,387	—	183,387	180,164	—	180,164
Euros	3,427	—	3,427	44,887	—	44,887
Brazilian Real	23,518	—	23,518	22,662	2,434	25,096
Argentine Pesos	37,418	—	37,418	34,879	—	34,879
Other currencies	22,426	—	22,426	2,187	—	2,187
Chilean Pesos	351,620	—	351,620	340,858	—	340,858
U.F.	65	—	65	2,335	—	2,335
Accounts payable to related companies	8,925	—	8,925	6,036	—	6,036
U.S Dollar	911	—	911	1,612	—	1,612
Chilean Pesos	8,014	—	8,014	4,424	—	4,424
Other current provisions	506	—	506	2,535	—	2,535
U.S Dollar	506	—	506	2,535	—	2,535
Current tax liabilities	14,885	577	15,462	25,860	—	25,860
U.S Dollar	7,860	—	7,860	782	—	782
Euros	—	—	—	—	—	—
Brazilian Real	1,405	—	1,405	1,921	—	1,921
Argentine Pesos	4,442	—	4,442	6,063	—	6,063
Other currencies	265	—	265	—	—	—
Chilean Pesos	913	577	1,490	17,094	—	17,094
Current provisions for employee benefits	1,607	2,573	4,180	1,211	2,379	3,590
Brazilian Real	1	—	1	—	—	—
Chilean Pesos	1,606	2,573	4,179	1,211	2,379	3,590
Other current non-financial liabilities	157,553	11,010	168,563	136,075	241	136,316
U.S Dollar	123,002	10,823	133,825	100,904	—	100,904
Euros	56	—	56	—	—	—
Brazilian Real	8,394	—	8,394	19,041	—	19,041
Argentine Pesos	7,324	187	7,511	6,143	184	6,327
Other currencies	4,602	—	4,602	4,307	—	4,307
Chilean Pesos	14,175	—	14,175	5,575	57	5,632
U.F.	—	—	—	105	—	105

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years	09-30-2015 Unaudited More than 5 years	Total	From 13 months to 5 years	12-31-2014 More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,709,571	2,395,130	6,104,701	3,412,073	2,974,002	6,386,075
Other non-current financial liabilities	1,927,987	2,305,953	4,233,940	1,943,952	2,509,867	4,453,819
U.S Dollar	1,751,803	1,526,028	3,277,831	1,767,326	1,603,825	3,371,151
Brazilian Real	8,267	7,430	15,697	34,612	18,434	53,046
Argentine Pesos	189	—	189	614	—	614
Chilean Pesos	8,254	—	8,254	2,352	—	2,352
U.F.	159,474	772,495	931,969	139,048	887,608	1,026,656
Bank Loans	643,361	156,882	800,243	797,628	248,117	1,045,745
U.S Dollar	634,905	149,452	784,357	762,402	229,683	992,085
Brazilian Real	8,267	7,430	15,697	34,612	18,434	53,046
Argentine Pesos	189	—	189	614	—	614
Financial Leases	79,538	—	79,538	65,289	—	65,289
Chilean Pesos	8,254	—	8,254	2,352	—	2,352
U.F.	71,284	—	71,284	62,937	—	62,937
Other Loans	1,205,088	2,149,071	3,354,159	1,081,035	2,261,750	3,342,785
U.S Dollar	1,116,898	1,376,576	2,493,474	1,004,924	1,374,142	2,379,066
U.F.	88,190	772,495	860,685	76,111	887,608	963,719
Other non-current provisions	59,837	—	59,837	64,529	—	64,529
U.S Dollar	120	—	120	4	—	4
Brazilian Real	27,813	—	27,813	31,374	—	31,374
Argentine Pesos	31,904	—	31,904	30,301	—	30,301
Chileans $	—	—	—	2,850	—	2,850
Deferred tax liabilities	1,629,024	89,177	1,718,201	1,299,714	457,435	1,757,149
U.S Dollar	1,538,262	89,177	1,627,439	1,159,805	457,435	1,617,240
Euros	—	—	—	4,044	—	4,044
Brazilian Real	90,545	—	90,545	135,600	—	135,600
Chilean Pesos	217	—	217	265	—	265
Non-current provisions for employee benefits	49,173	—	49,173	41,882	6,700	48,582
Other currencies	168	—	168	172	—	172
Chilean Pesos	49,005	—	49,005	41,710	6,700	48,410
Other non-current non-financial liabilities	43,550	—	43,550	61,996	—	61,996
U.S Dollar	934	—	934	1,043	—	1,043
Brazilian Real	41,507	—	41,507	59,497	—	59,497
Argentine Pesos	908	—	908	1,206	—	1,206
Chilean Pesos	201	—	201	246	—	246
U.F.	—	—	—	4	—	4

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	January - September		July - September
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(161,273)	(25,457)	(93,329)	(58,430)
Arauco Forest Brasil S.A.	(144,307)	(23,075)	(83,674)	(48,296)
Arauco Florestal Arapoti S.A.	(44,665)	(6,589)	(25,803)	(16,074)
Arauco Distribución S.A.	(4,079)	(3,471)	(2,641)	(2,178)
Arauco Argentina S.A.	(12,967)	(2,761)	(7,238)	(4,398)
Flakeboard Company Limited	(13,425)	(4,604)	(6,535)	(4,638)
Others	(201)	(283)	(211)	(110)

Total reserve of exchange differences on translation	(380,917)	(66,220)	(219,431)	(134,097)

Effect of foreign exchange rates changes

	January-September		July - September
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(27,478)	126	(22,563)	(11,052)
Reserve of exchange differences on translation (with Non-controlling interests)	(392,119)	(67,908)	(225,907)	(138,134)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. At the end of the previous period, the balance corresponded principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - September		July - September
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.82%	4.82%	4.87%	4.80%
Amount of the capitalized interest cost, property, plant and equipment	1,467	16,772	357	987

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A., sodium chlorate purchases at EKA Chile S.A., chips sales to Forestal del Sur S.A. and loans to related companies.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 09-30-2015			% Ownership interest 12-31-2014
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A.(Ex-Alto Paraná S.A.)	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.2818	98.7172	99.9990	1.3418	98.6572	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.4659	89.5332	99.9991	11.1520	88.8470	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Europe Cooperatief U.A. (Ex- Arauco Holanda Cooperatief U.A.)	Holland	U.S. Dollar	0.4843	99.5147	99.9990	0.5389	99.4601	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5803	57.5803	—	57.7503	57.7503
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Euforest S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - September		July - September
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	51,028	49,767	14,612	14,814
Per diem compensation to members of the Board of Directors	832	1,019	266	337
Termination benefits	1,754	3,374	430	731
Total	53,614	54,160	15,308	15,882

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean Pesos	30 days	41	19
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean Pesos	30 days	949	2,083
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	30 days	0	584
Stora Enso Arapoti Industria del Papel S.A	—	Associate	Brazil	Brazilian Real	30 days	415	588
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	745	1,389
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associate	Brazil	Brazilian Real	30 days	3	21
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	30 days	1,490	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos		—	1
Corpesca S.A	96.893.820-7	Common director	Chile	Chilean Pesos	30 days	—	20
TOTAL						3,643	4,705

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A. (*)	—	Associate	Brasil	Brazilian Real	December 2016	133,910	151,519
TOTAL						133,910	151,519

(*)	CDT pays annual interest (interbank rate) + 2.3%

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	6,933	4,073
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	236	302
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	—	—	29
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean Pesos	30 days	1	8
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	30 days	4	—
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean Pesos	30 days	744	—
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	303	987
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	608	122
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	30 days	11	8
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	—	—	4
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	30 days	0	503
Empresa de Residuos Industriales Resiter Ltda.	76.329.072-7	Common director	Chile	Chilean Pesos	30 days	0	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	30 days	85	—
TOTAL						8,925	6,036

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel	1,803	3,676
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean Pesos	Management service	172	277
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel and other	48,704	96,497
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	7,933	9,458
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	5,452	9,937
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean Pesos	Sodium chlorate	30,931	48,696
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and ships	1,181	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	Legal services	1,000	1,761
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	Telephone services	447	474
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean Pesos	Wood and logs	185	489
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	Wood and logs	204	204
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	(285)	4,157
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	5,027	1,432
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	774	1,167
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	Electrical Power	316	330
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Others purchases	1,949	1,023

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associate	Brasil	Brazilian Real	Loans (Capital and interest)	40,357	151,519
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	1,072	3,284
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean Pesos	Electrical Power	14,004	27,361
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	4,346	8,349
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and chips	12,021	19,311
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Harvesting services	822	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Wood	130	246
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean Pesos	Cellulose	—	679
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean Pesos	Electrical Power	—	1,264
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	2,666	11,887

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investments in Subsidiaries

On August 13, 2015, the company Arauco Middle East DMCC was incorporated with a single contribution from Inversiones Arauco Internacional Limitada of 3,673,000 Dirham (ThU.S.$1,000). The corporate purpose of this company is the promotion of products and the management of Arauco’s customer relations in the Middle East.

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions from Inversiones Arauco Internacional Ltda ThU.S.$25,997.4 and Celulosa Arauco y Constitución S.A. ThU.S.$2.6. The company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by its own and others aircraft and perform maintenance of aeronautical products.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

At September 30, 2015 and 2014 there are no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$58,363	ThU.S.$60,081

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$43,074	ThU.S.$40,088

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$ 278	ThU.S.$(2,850)

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$16,132	ThU.S.$26,029

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$15	ThU.S.$48

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$(116)	ThU.S.$214

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$(23,694)	ThU.S.$(25,290)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$120,603	ThU.S.$174,782

Summarized Financial Information of Associates

09-30-2015 Unaudited	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	86,595	29	3,510	57,915	4,354	16,988	991	75	170,457
Non-current	445,085	86,202	819	30,496	81,459	313,924	350	166	958,501
Total	531,680	86,231	4,329	88,411	85,813	330,912	1,341	241	1,128,958

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	56,501	83	1,736	13,902	134,168	11,005	1,389	15	218,799
Non-current	187,343	0	1,204	4,444	0	73,778	534	165	267,468
Equity	287,836	86,148	1,389	70,065	(48,355)	246,129	-582	61	642,691
Total	531,680	86,231	4,329	88,411	85,813	330,912	1,341	241	1,128,958
Revenues	62,496	4,377	2,714	6,838	68	31,072	93	68	107,726
Expenses	(64,093)	0	(3,827)	(1,675)	(17,503)	(14,621)	(122)	(179)	(102,020)
Profit or loss	(1,597)	4,377	(1,113)	5,163	(17,435)	16,451	(29)	(111)	5,706

12-31-2014	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	70,923	17	6,582	46,579	6,356	24,067	1,533	193	156,250
Non-current	363,444	80,243	272	84,451	119,137	460,554	2,097	253	1,110,451
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,447	83	20,355	16,791	177,106	17,773	1,937	13	253,505
Non-current	118,616	0	751	5,923	0	108,206	621	243	234,360
Equity	296,304	80,177	-14,252	108,316	(51,613)	358,642	1,072	190	778,836
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

09-30-2014 Unaudited
Revenues	60,886	1,294	3,064	123,762	138	38,468	97	19	227,728
Expenses	(60,711)	0	(5,313)	(120,512)	(19,744)	(8,902)	(533)	(45)	(215,760)
Profit or loss	175	1,294	(2,249)	3,250	(19,606)	29,566	(436)	(26)	11,968

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Opening balance as of January 1	326,045	349,412
Changes
Investments in associates, Additions	0	0
Disposals, Investments in associates	0	(3,400)
Share of profit (loss) in investment in associates	920	6,958
Share of profit (loss) in investment in joint ventures	335	523
Dividends Received, Investments in Associates	(4,867)	(11,696)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(69,023)	(27,717)
Other increase (decrease) in investment and associates and joint ventures	8,618	11,965
Total changes	(64,017)	(23,367)
Ending balance	262,028	326,045

	09-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Carrying amount of associates accounted for using equity method	239,264	301,242
Carrying amount of joint ventures accounted for using equity method	22,764	24,803
Total investment accounted for using equity method	262,028	326,045

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of September 30, 2015, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, has made capital contributions for a total of ThU.S.$82,943 (ThU.S.$398,545 as of December 31, 2014) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

The aforementioned contributions were invested in the construction of a state-of-the-art cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

Our investments in Uruguay qualify as a joint operation. Among Arauco’s other rights and contractual conditions Arauco has agreed, together with Stora Enso, in the “Wood Supply Agreement”, to purchase 100% of the total annual pulp production of the joint operation. Arauco has recognized assets, liabilities, income and expenses relating to their participation, effective January 1, 2013, in accordance with IFRS11.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Celulosa y Energía Punta Pereira S.A. (Uruguay)	09-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	116,278	181,795	82,708	248,825
Non-current	2,208,157	884,134	2,219,108	1,008,556
Equity		1,258,506		1,044,435
Total Joint Arrangement	2,324,435	2,324,435	2,301,816	2,301,816

Investment	629,253		522,218

	09-30-2015 Unaudited	09-30-2014
	ThU.S.$	ThU.S.$
Income	493,420	4,672
Expenses	(440,110)	(32,868)
Joint Arrangement Net Income (Loss)	53,310	(28,196)

Forestal Cono Sur S.A.(consolidated)	09-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	24,013	21,287	26,034	21,790
Non-current	171,607	2,203	171,630	700
Equity		172,130		175,174
Total Joint Arrangement	195,620	195,620	197,664	197,664

Investment	86,065		87,587

	09-30-2015 Unaudited ThU.S.$	09-30-2014 ThU.S.$
Income	5,966	1,080
Expenses	(9,009)	(1,958)
Joint Arrangement Net Income (Loss)	(3,043)	(878)

Eufores S.A.(consolidated)	09-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	155,039	222,163	132,001	193,615
Non-current	647,112	42,817	641,668	32,368
Equity		537,171		547,686
Total Joint Arrangement	802,151	802,151	773,669	773,669

Investment	268,586		273,843

	09-30-2015 Unaudited ThU.S.$	09-30-2014 ThU.S.$
Income	211,392	92,841
Expenses	(221,907)	(110,202)
Joint Arrangement Net Income (Loss)	(10,515)	(17,361)

Zona Franca Punta Pereira S.A. (Uruguay)	09-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,367	52,589	4,971	28,093
Non-current	487,675	85,717	474,871	85,057
Equity		353,736		366,692
Total Joint Arrangement	492,042	492,042	479,842	479,842

Investment	176,868		183,346

	09-30-2015 Unaudited	09-30-2014
	ThU.S.$	ThU.S.$
Income	14,559	10,291
Expenses	(30,515)	(6,244)
Joint Arrangement Net Income (Loss)	(15,956)	4,047

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

Unilin Arauco Pisos Ltda.	09-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,315	2,751	9,933	6,917
Non-current	3,504	44	4,942	63
Equity		8,024		7,894
Total Joint Arrangement	10,819	10,819	14,875	14,875

Investment	4,012		3,947

	09-30-2015 Unaudited ThU.S.$	09-30-2014 ThU.S.$
Income	112	6,243
Expenses	(1,579)	(6,115)
Joint Arrangement Net Income (Loss)	(1,467)	128

Eka Chile S.A.	09-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,958	4,927	18,378	3,951
Non-current	29,653	5,521	28,792	5,272
Equity		38,163		37,947
Total Joint Arrangement	48,611	48,611	47,170	47,170

Investment	19,082		18,974

	09-30-2015 Unaudited ThU.S.$	09-30-2014 ThU.S.$
Income	30,686	38,083
Expenses	(29,430)	(36,362)
Joint Arrangement Net Income (Loss)	1,256	1,721

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In the period 2015, there were no provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of September 30, 2015 and December 31, 2014 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	09-30-2015 Unaudited	12-31-2014
Information relevant to the sum of all impairment	ThU.S.$4,658	ThU.S.$4,938

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of Goodwill is ThU.S.$69,087 (ThU.S.$82,573, at December 31, 2014), of which ThU.S.$39,706 (ThU.S.$40,023 at December 31, 2014) was mainly generated by the acquisition of “Flakeboard” (See Note 14) and ThU.S.$26,566 (ThU.S.$39,735 at December 31, 2014) by the investment in Arauco do Brasil S.A. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil.

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3, with the Chilean IRS having the obligation to respond to Arauco’s duly instituted complaint. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. As the date of these financial statements, this case is pending.

2. On June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. On November 5, 2015, the company was notified of the first instance final decision rendered on October 21, 2015, which partially upheld the claim, sentencing the defendant to pay to each plaintiff, as non-monetary damages, the amount of $5,000,000 (five million Chilean Pesos), plus an adjustment calculated from May 2007 to the month preceding effective payment. Each party was ordered to bear its own court costs. The deadline to file appeals against the decision has not expired yet.

3. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period. On August 7, 2015, the defendant filed a submission

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

requesting the proceedings to be declared abandoned. The Court granted a term to respond on August 10, 2015. This case is pending.

Arauco Argentina S.A. (Ex -Alto Paraná S.A.)

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (AFIP) initiated an ex oficio proceeding against our Argentine affiliate Arauco Argentina S.A. challenging its deduction from its income tax liability of certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by such company in 2001 and paid in 2007.

On November 20, 2007, Arauco Argentina S.A. submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified Arauco Argentina S.A. that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of Argentine Pesos $417,908,207 including capital (ThU.S.$44,354 at September 30, 2015), compensatory interest, and fines for omission. On February 11, 2008, Arauco Argentina S.A. appealed the aforementioned ruling before the National Tax Court (“Tribunal Fiscal de la Nación”) (TFN).

On February 8, 2010, Arauco Argentina S.A. was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (“Cámara de Apelaciones en lo Contencioso Administrativo Federal”) (CACAF) and, subsequently, the National Supreme Court of Justice (“Corte Suprema de Justicia de la Nación”).

On February 15, 2010, Arauco Argentina S.A. appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. Arauco Argentina S.A. paid litigation fees (tasa de justicia) in the amount of Argentine Pesos $5,886,053 (ThU.S.$624 at September 30, 2015).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against Arauco Argentina S.A. until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by Arauco Argentina S.A., ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, Arauco Argentina S.A. filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked Arauco Argentina S.A. to specify the areas covered by the surety insurance. On May 28, 2010 Arauco Argentina S.A. complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of Argentine Pesos $633,616,741 (equivalent to ThU.S.$67,248 as of September 30, 2015), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

2010 the CACAF accepted this surety filed by Arauco Argentina S.A. and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, Arauco Argentina S.A. received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The company appealed this decision before the National Supreme Court of Justice via the various legal procedural remedies available. On February 4, 2013, the company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the National Supreme Court of Justice. On May 6, 2013, Arauco Argentina S.A. was notified of the decision of the Court of Appeals that, as of April 23, 2013, granted the ordinary appeal to the National Supreme Court of Justice and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, Arauco Argentina S.A. was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, Arauco Argentina S.A. submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered Arauco Argentina S.A. to pay Argentine Pesos $10,447,705 (ThU.S.$1,108 at September 30, 2015) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, Arauco Argentina S.A filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected on the grounds that the requested amount was unreasonable. Arauco Argentina S.A provided evidence that it had paid Argentine Pesos $1,634,914 (ThU.S.$173 at September 30, 2015), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied Arauco Argentina S.A.’s appeal. On April 26, 2010, Arauco Argentina S.A. filed an ordinary appeal against the latter decree before the National Supreme Court of Justice, which was granted on February, 3, 2011. On June 23, 2011, the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011, AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, Arauco Argentina S.A. requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, Arauco Argentina S.A. filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, Arauco Argentina S.A. filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Arauco Argentina

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

S.A. requested the Extraordinary Remedy to be dealt with, and that copy of the judgment passed in the main suit be attached thereto. On the same date Arauco Argentina S.A. lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to Arauco Argentina S.A.’s Extraordinary Remedy. On November 26, 2013, Arauco Argentina S.A. was served with a ruling dated October 8, 2013 whereby the 1st Chamber of the Appeals Department decided to deny Arauco Argentina S.A.’s May 6, 2010 Extraordinary Remedy, imposing upon Arauco Argentina S.A. the obligation to bear the court costs and fees. On November 18, 2014, the 1st Chamber of the Appeals Department decided to dismiss Arauco Argentina S.A.’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Arauco Argentina S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Arauco Argentina S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering that Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The company maintains an assignment of funds equivalent to ThU.S.$23,189 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the company while the benefit was suspended were allocated to the results of each financial year. As of this date, the company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. Arauco Argentina S.A. then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to Argentine Pesos $172,602,362 (equivalent to ThU.S.$18,319 at September 30, 2015).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

3. On December 6, 2013, Arauco Argentina S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified Arauco Argentina S.A. that it had received the APSA’s response and was opening the case for the presentation of evidence. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the company received the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

As of the date of issuance of these financial statements, in the opinion of the company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by Arauco Argentina S.A. and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. However, if a favorable ruling is not obtained, it is possible that an obligation is generated in the aforementioned sums, plus interest and fines, up to the date on which the respective payment is made.

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A., now Forestal Arauco S.A., submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other seven natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, lost profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim.

On March 17, 2014, the Court of Appeals of Talca, revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3, 2014, Forestal Celco S.A. challenged the decision by submitting cassation appeals, both based on formalities and the merits. On August 4, 2015, the Supreme Court rejected both cassation appeals. The counterclaimant submitted a clarification appeal so that the decision would sentence the counterclaim defendant to pay litigation costs. On September 7, 2015, the Supreme Court dismissed the clarification appeal, and the judgment became final and binding. The land was surrendered. The trial is over (Supreme Court Case File No. 10840-2014).

2. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim. On March 31, 2014, the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco.

On August 10, 2015, the Court of Appeals of Temuco issued a decision confirming the first instance decision with litigation costs. On August 28, 2015, the plaintiff lodged cassation appeals in respect of substantive and procedural matters, requesting the setting of a deposit in case the defendant wishes to enforce the judgment. The Court of Appeals declared the cassation appeals admissible, and set the amount of the deposit at Chilean Pesos $50,000,000. On September 10, 2015, the defendant filed a motion to reconsider against the ruling which set the amount of the deposit, requesting that it be set aside or decreased. On September 16, 2015, the Court of Appeals denied the motion to reconsider, maintaining the deposit and its amount. Currently, the trial is being processed by the Supreme Court, which must decide on admissibility and eventually on the cassation appeals filed (Case Docket Supreme Court 19,728-2015).

3. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered. On November 4, 2015, the company was notified of the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

first instance final decision, which dismissed the lawsuit in its entirety, with court costs. The deadline to file appeals against the decision has not expired yet.

4. On January 14, 2015, the company was served process of a civil damages claim due to alleged non-contractual liability. The claim was lodged by Mr. Ricardo del Carmen Guzmán Reyes who alleged that the actions of Forestal Celco S.A. prevented the former from exploiting his mining properties, given that he could not access land belonging to Forestal Arauco S.A. because it had been planted with forests. Claim seeking direct damages, lost profits and non-monetary damages. Discussion phase concluded. On June 25, 2015, a settlement hearing was held with no succes. On October 22, 2015, the company was notified of the resolution ordering the commencement of the trial’s evidentiary stage. On October 26, 2015, the defendant filed a motion to reconsider and, in lieu thereof, an appeal, requesting the revision of certain facts to be proven at trial and the addition of others. This case is pending. Case processed at the Civil Court of Constitución, case file No. C-892-2014.

5. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the company appeared submitting a motion to void the service of process, since Mr. Cristian Durán Silva was not the legal representative of Forestal Arauco S.A., and because the requirements of article 44 of the Code of Civil Procedure had not been fulfilled in this service of process.

The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the company required that proceedings be suspended while this matter was pending decision. The Court gave the floor to the plaintiff with regard to this request. In view of the foregoing, on February 24, 2015, the company raised dilatory defenses. The Court dismissed the motion to void the service of process, a decision which was subsequently confirmed by the Court of Appeals of Valdivia. On August 20, 2015, the Court dismissed the motion to amend proceedings filed by the defendant. On August 26, 2015, the defendant submitted an appeal against such dismissal. Currently, the discussion period has concluded and the resolution ordering commencement of the case’s evidentiary stage should be issued soon, and the appeal filed before the Court of Appeals by the defendant company against the decision that dismissed the motions to amend proceedings is still pending.

6. On April 28, 2015, the company was notified and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property. The discussion phase concluded and the settlement hearing took place, without any results. The issuance of the resolution ordering commencement of the evidentiary stage is pending. Case file C-334-2014 of the Civil Court of Constitución.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

7. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property. The discussion phase has concluded, having conducted the settlement hearing, although to no avail. The issuance of the resolution to commence the evidentiary stage is pending. Case file C-54-2015 of the Civil Court of Constitución.

Celulosa y Energía Punta Pereira S.A. (joint arrangement)

In May of 2014, Celulosa y Energía Punta Pereira (CEPP), a company belonging to the Montes del Plata Group – a joint arrangement between Arauco and Stora Enso - was notified of the commencement of a series of arbitral proceedings against it, all lodged before the International Chamber of Commerce (ICC) by Andritz Pulp Technologies Punta Pereira S.A., a subsidiary of Andritz AG.

These arbitration proceedings are related to the contracts for the delivery, construction, installation, commissioning and completion - by Andritz - of the main components of the Project for the Montes del Plata Cellulose Plant, located in Punta Pereira, Uruguay.

CEPP objected to the claim and, on its own behalf, submitted a counterclaim against Andritz based on the latter’s breach of its contractual obligations.

Both parties signed an agreement on April 28, 2015. The agreement established the manner in which the parties’ pending obligations shall be complied with, along with an additional payment to Andritz for an amount of approximately MU.S.$44, which has been paid.

As a result of the implementation of this agreement, all remaining issues between the parties in connection to the arbitration proceedings have been resolved and, as of this date, the arbitration has concluded.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of September 30, 2015 and December 31, 2014 are as follow:

	09-30-2015	12-31-2014
	Unaudited
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	506	2,535
Provisions for litigations	281	1,765
Other provisions	225	770
Provisions, non-Current	59,837	64,529
Provisions for litigations	12,834	14,273
Other provisions	47,003	50,256

Total Provisions	60,343	67,064

	09-30-2015
	Unaudited
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,069	9,737	11,806
Used provisions	(3,004)	(2,851)	(5,855)
Increase (decrease) in foreign currency exchange	(2,880)	(10,139)	(13,019)
Other Increases (Decreases)	892	(545)	347
Total Changes	(2,923)	(3,798)	(6,721)
Closing balance	13,115	47,228	60,343

	12-31-2014
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Used provisions	(8,951)	—	(8,951)
Increase (decrease) in foreign currency exchange	(818)	(3,324)	(4,142)
Other Increases (Decreases)	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing balance	16,038	51,026	67,064

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	09-30-2015	12-31-2014
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	83,909	93,258
Computer software	15,882	18,224
Water rights	5,339	5,442
Customer	57,019	63,164
Other identifiable intangible assets	5,669	6,428

Classes of intangible Assets, Gross	136,384	137,041
Computer software	51,310	49,109
Water rights	5,339	5,442
Customer	71,919	74,432
Other identifiable intangible assets	7,816	8,058

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(52,475)	(43,783)
Accumulated amortization and impairment, intangible assets	(52,475)	(43,783)
Computer software	(35,428)	(30,885)
Customer	(14,900)	(11,268)
Other identifiable intangible assets	(2,147)	(1,630)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	2,861	—	—	40	2,901
Disposals	(73)	(99.00)	—	(70.00)	(242)
Amortization	(4,851)	—	(3,631)	(517)	(8,999)
Increase (decrease) in foreign currency conversion	(279)	(4.00)	(2,514)	(212)	(3,009)
Changes Total	(2,342)	(103.00)	(6,145)	(759)	(9,349)
Closing Balance	15,882	5,339	57,019	5,669	83,909

	12-31-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	9,956	—	—	145.00	10,101
Amortization	(6,699)	—	(5,040)	(736)	(12,475)
Increase (decrease) in foreign currency conversion	(2,037)	20	(1,850)	(152)	(4,019)
Changes Total	1,220	20	(6,890)	(743)	(6,393)
Closing Balance	18,224	5,442	63,164	6,428	93,258

		Minimun life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and Others is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 984 thousand hectares are used for forestry planting, 395 thousand hectares are native forest, 186 thousand hectares are used for other purposes and 78 thousand hectares not yet planted.

As of September 30, 2015, the production volume of logs totaled 14.8 million cubic meters (14.8 million cubic meters as of September 30, 2014).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Income Statement under the line for Other income per function, which as of September 30 of 2015 amount to ThU.S.$140,692 (ThU.S.$200,478 as of September 30 of 2014). The appraisal of biological assets results in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented in the sales Costs which as of September 30, 2015 amounted to ThU.S.$142,427 (ThU.S.$164,670 as of September 30 of 2014).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(117,031)
	-0,5	124,309

Margins (%)	10	421,056
	-10	(421,056)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint operation in association with Stora Enso in accordance with IFRS11, Arauco recognizes the assets, liabilities; income and expenses relating to their ownership percentage (See Note 16).

Detail of Biological Assets Pledged as Security

As of September 30, 2015, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2015	12-31-2014
	Unaudited
	ThU.S.$	ThU.S.$
Current	249,041	307,551
Non-current	3,454,588	3,538,802
Total	3,703,629	3,846,353

Reconciliation of carrying amount of biological assets

Movement	09-30-2015 Unaudited ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions	90,636
Decreases due to Sales	(105)
Decreases due to Harvest	(229,724)
Gain (losses) arising from changes in fair value less costs to sale	140,692
Increases (decreases) in Foreign Currency Translation	(115,065)
Loss of forest due to fires	(34,970)
Other Increases (decreases)	5,812
Total Changes	(142,724)
Closing Balance	3,703,629

Movement	12-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	132,969
Decreases due to Sales	(39,432)
Decreases due to Harvest	(338,440)
Gain (losses) arising from changes in fair value less costs to sale	284,497
Increases (decreases) in Foreign Currency Translation	(44,020)
Loss of forest due to fires	(31,512)
Other Increases (decreases)	(9,912)
Total Changes	(45,850)
Closing Balance	3,846,353

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to the environment

At September 30, 2015 and December 31, 2014, Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

09-30-2015 Unaudited		Disbursements undertaken 2015				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	17	Assets	Property, plant and equipment	736	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	94	Expense	Administration expenses	219	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,717	Assets	Property, plant and equipment	49	2015
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	7,021	Assets	Property, plant and equipment	8,238	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	244	Assets	Property, plant and equipment	0	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,551	Assets	Property, plant and equipment	117,430	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,176	Expense	Operating cost	18,910	2015
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,127	Assets	Property, plant and equipment	1,415	2015
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	165	Assets	Property, plant and equipment	3,952	2015
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	6,268	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	277	Expense	Operating cost	92	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	390	Assets	Property, plant and equipment	0	2015
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,292	Expense	Administration expenses	322	2015
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	668	Expense	Administration expenses	305	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	833	Assets	Property, plant and equipment	445	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	169	Expense	Operating cost	58	2015

		TOTAL	39,779			159,244

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

12-31-2014		Disbursements undertaken 2014				Committed Disbursements
		State	Amount		State	Amount
Company	Name of project	of project	Company	Name of project	of project	Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,967	Assets	Property, plant and equipment	3,805	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,507	Expense	Administration expenses	5,639	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,548	Assets	Property, plant and equipment	233	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	10,520	Assets	Property, plant and equipment	11,805	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	85	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,474	Assets	Property, plant and equipment	3,412	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	266	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	37,540	Expense	Operating cost	0	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,551	Assets	Property, plant and equipment	11,712	2015
Alto Paraná S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	705	2015
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Assets	Property, plant and equipment	4,148	2015
Alto Paraná S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,282	Assets	Property, plant and equipment	6,452	2015
Paneles Arauco S.A.	Environmental improvement studies	In process	624	Assets	Property, plant and equipment	1,882	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,471	Expense	Operating cost	0	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	404	Expense	Administration expenses	0	—
Paneles Arauco S.A.	Environmental improvement studies	In process	5,751	Expense	Administration expenses	264	2015
Forestal Arauco S.A.	Environmental improvement studies	In process	817	Expense	Administration expenses	732	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	1,416	Assets	Property, plant and equipment	543	2015
Aserraderos Arauco S.A	Environmental improvement studies	Finished	84	Assets	Property, plant and equipment	0	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	463	Assets	Property, plant and equipment	600	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	208	Expense	Operating cost	240	2015

		TOTAL	81,767			52,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco has made sales of units in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan. The consummation of these sales has been delayed more than expected due to the search for a more efficient operation in the market.

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2015	12-31-2014
	Unaudited
	ThU.S.$	ThU.S.$
Land	2,989	2,976
Buildings	3,797	3,798
Property, plant and equipment	1,272	1,214
Total	8,058	7,988

As of September 30, 2015 there was no effect on related to the sale of held assets for sale results. (loss of MUS$730 at September 30, 2014).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2015 and December 31, 2014, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

	Septiembre 2015 Unaudited		December 2014
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Fair value through profit or loss	129,291	129,291	130,500	130,500

Derivatives	1,276	1,276	1,515	1,515
Mutual funds	128,015	128,015	128,985	128,985
Loans and Accounts Receivables	1,297,855	1,297,855	1,761,300	1,761,300
Cash and cash equivalents	400,861	400,861	842,167	842,167
Cash	112,271	112,271	158,002	158,002
Time deposits	263,182	263,182	669,545	669,545
Agreements	25,408	25,408	14,620	14,620
Accounts Receivables (net)	759,441	759,441	762,909	762,909
Trades and other receivables	640,248	640,248	649,924	649,924
Lease receivable	110	110	153	153
Other receivables	119,083	119,083	112,832	112,832
Accounts receivable from related parties	137,553	137,553	156,224	156,224
Other Financial Assets	44,764	44,764	11,142	11,142

Financial Liabilities at amortized cost (3)	4,958,535	5,218,475	5,714,872	6,088,948
Bonds issued denominated in U.S. dollars	2,292,371	2,421,413	2,686,994	2,834,364
Bonds issued denominated in U.F. (4)	872,632	943,148	971,333	1,038,908
Bank Loans in Dollars	990,039	1,050,421	1,220,359	1,373,857
Bank Loans in Other currencies	59,192	59,192	98,856	104,489
Financial Leasing	113,516	113,516	96,995	96,995
Government Loans	0	0	3,893	3,893
Trades and other Payables	621,861	621,861	630,406	630,406
Accounts payable to related parties	8,925	8,925	6,036	6,036
Financial liabilities at fair value through profit or loss	344	344	2,677	2,677
Forward	344	344
Hedging Liabilities	230,323	230,323	115,055	115,055

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.2 Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the consolidated financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2015, and December 31, 2014.

	September 2015 ThU.S.$ Unaudited	December 2014 ThU.S.$
Bank borrowings - current portion	87,620	53,284
Bonds issued - current portion	36,704	430,446
Total	124,324	483,730

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	September 2015 ThU.S.$ Unaudited	December 2014 ThU.S.$
Financial debt, current	319,670	739,515
Financial debt, non-current	4,008,079	4,338,915
Total	4,327,749	5,078,430
Cash and cash equivalent	(528,876)	(971,152)
Net financial debt	3,798,873	4,107,278
Non-controlling interests	37,380	47,606
Equity attributable to owners of parent	6,538,464	6,767,130
Total equity	6,575,844	6,814,736
Debt to equity ratio	0.58	0.60

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of September 30, 2015 and December 31 2014:

	September 2015
		Unaudited
Thousands of dollars	Current	Non Current	Total
Bonds obligations	36,704	3,128,298	3,165,002
Bank borrowings	248,988	800,243	1,049,231
Financial Leasing	33,978	79,538	113,905
Government Loans	0	0	20
Swap and Forward	4,807	225,860	230,667

Other Financial Liabilities	324,477	4,233,939	4,558,825

Trades and Other Payables	621,861	—	621,861
Related party payables	8,925	—	8,925

Accounts Payable, Total	630,786	—	630,786

Financial Liabilities, Total	955,263	4,233,939	5,189,611

	December 2014
Thousands of dollars	Current	Non Current	Total
Bonds obligations	430,446	3,227,881	3,658,327
Bank borrowings	273,470	1,045,745	1,319,215
Financial Leasing	31,706	65,289	96,995
Government Loans	3,893	0	3,893
Swap and Forward	2,828	114,904	117,732

Other Financial Liabilities	742,343	4,453,819	5,196,162

Trades and Other Payables	630,406	—	630,406
Related party payables	6,036	—	6,036

Accounts Payable, Total	636,442	—	636,442

Financial Liabilities, Total	1,378,785	4,453,819	5,832,604

23.3 Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	September 2015 ThU.S.$ Unaudited	December 2014 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	129,291	130,500	-17%
Derivatives	1,276	1,515	-16%
Mutual Funds	128,015	128,985	-1%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in local currency or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these interim consolidated financial statements the Company has decreased its position in these instruments compared to December 2014 by 1%.

The following table sets forth the risk classification of mutual funds as of September 30, 2015 and December 31, 2014:

	September 2015	December 2014
	Unaudited
	ThU.S.$	ThU.S.$

AAAfm	127,974	128,833
AAfm	41	152
Total Mutual Funds	128,015	128,985

23.4 Hedging Instruments

Hedging instruments recorded as af September 30, 2015 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income, net of differences in exchange rate of the hedged items and the deferred tax.

23.4.1 Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of September 30, 2015 to cover the exposure to the exchange rate risk generated from bonds denominated in UF.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value-U.S.$
F	Deutsche	43,618,307	1,000,000	10/30/2011	10/30/2021	(10,731,131.63)
F	JP Morgan	43,618,307	1,000,000	10/30/2011	10/30/2021	(10,573,553.13)
F	Deutsche	37,977,065	1,000,000	04/30/2014	04/30/2019	(2,617,719.34)
F	BBVA	38,426,435	1,000,000	10/30/2014	04/30/2023	(5,423,843.23)
F	BBVA	38,378,440	1,000,000	10/30/2014	04/30/2023	(4,991,645.40)
F	Santander	37,977,065	1,000,000	10/30/2014	04/30/2023	(4,434,394.87)
F	BCI	37,621,562	1,000,000	10/30/2014	04/30/2023	(3,857,802.08)
J	Corpbanca	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,177,106.39)
J	BBVA	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,177,106.39)
J	Deutsche	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,283,161.95)
J	Santander	42,873,112	1,000,000	09/01/2010	09/01/2020	(11,123,486.96)
J	BBVA	42,864,257	1,000,000	09/01/2010	09/01/2020	(10,943,914.00)
P	Corpbanca	46,474,122	1,000,000	05/15/2012	11/15/2021	(12,168,119.01)
P	JP Morgan	47,163,640	1,000,000	11/15/2012	11/15/2021	(11,711,867.97)
P	BBVA	42,412,852	1,000,000	11/15/2013	11/15/2023	(8,469,198.74)
P	Santander	41,752,718	1,000,000	11/15/2013	11/15/2023	(7,433,997.39)
P	Deutsche	41,752,718	1,000,000	11/15/2013	11/15/2023	(7,401,310.76)
R	Santander	128,611,183	3,000,000	10/01/2014	04/01/2024	(32,234,130.88)
R	JP Morgan	43,185,224	1,000,000	10/01/2014	04/01/2024	(10,004,876.27)
R	Corpbanca	43,277,070	1,000,000	10/01/2014	04/01/2024	(9,971,838.51)
Q	BCI	43,185,224	1,000,000	10/01/2014	04/01/2021	(8,172,998.92)
Q	BCI	43,196,695	1,000,000	10/01/2014	04/01/2021	(8,041,677.69)

Because Arauco has a high percentage of its assets in U.S. dollars, it needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

23.4.2 Zero Cost Collars

Moreover, our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of Fuel Oil No. 6 for year 2015 through zero cost collar contracts of this commodity. The Fuel Oil No. 6 is consumed in the process of pulp production.

Furthermore, we have indirect exposure to the price of Diesel due to contracts with forestry industry contractors, whose rates vary according to the price of this commodity, as well as other variables. To minimize this risk, we use financial instruments to cover the risk associated with the volatility of the cost of forestry contractor rates, from June 2015 until May 2016.

Contracts held by Arauco as of September 30, 2015 are presented in the following table:

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value-U.S.$
Fuel Oil N°6	JP Morgan	674	Miles Bbl.	01-01-2015	12-31-2015	(1,701,051.52)
Diesel	JP Morgan	29,465	Miles Gall.	06-01-2015	05-31-2016	(6,326,354.89)
Fuel Oil N°6	JP Morgan	337	Miles Bbl.	01-01-2016	06-30-2016	(2,717,820.48)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

Thousands of dollars	September 2015 Unaudited	December 2014

Loans and Receivables	1,297,855	1,761,300
Cash and cash equivalents	400,861	842,167
Cash	112,271	158,002
Time Deposits	263,182	669,545
Agreements	25,408	14,620
Trade and other receivables	896,994	919,133
Trades and Other receivables	640,358	650,077
Other receivables	119,083	112,832
Accounts receivable from related parties	137,553	156,224

23.5.1 Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2015 and December 31, 2014, classified by origin coins is as follow:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2015	12-31-2014
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	528,876	971,152
U.S. Dollar	372,711	877,418
Euro	16,361	8,114
Other currencies	84,499	62,381
Chilean Pesos	55,305	23,239

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of explotation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2015 and December 31, 2014:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2015	12-31-2014
	ThU.S.$	ThU.S.$
Trades and other current receivables	736,236	731,908
U.S. Dollar	519,162	464,219
Euros	14,239	72,353
Other currencies	101,224	98,130
Chilean Pesos	100,795	96,241
U.F.	816	965
Accounts receivable from related parties, current	3,643	4,705
Other currencies	1,163	1,998
Chilean pesos	2,480	2,707
Trade and other non-current receivables	23,205	31,001
U.S. Dollar	17,749	26,773
Other currencies	737	0
Chilean pesos	3,295	3,591
U.F.	1,424	637
Accounts receivable from related parties, non current	133,910	151,519
Others Currencies	133,910	151,519

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows :

Financial Liabilities	September 2015 ThU.S.$	December 2014 ThU.S.$
Total Financial Liabilities	5,189,202	5,832,604
Financial liabilities at fair value through profit or loss (held for trading)	344	2,677
Hedging Liabilities	230,323	115,055
Financial Liabilities Measured at Amortized Cost	4,958,535	5,714,872

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

		09-30-2015	12-31-2014	09-30-2015	12-31-2014
		Unaudited		Unaudited
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,958,535	5,714,872	5,456,263	6,088,948
Bonds Issued	U.S. Dollar	2,292,370	2,686,994	2,421,413	2,834,364
Bonds Issued	U.F.	872,632	971,333	971,333	1,038,908
Bank borrowings	U.S. Dollar	990,039	1,220,359	1,220,359	1,373,857
Bank borrowings	Other currencies	59,192	98,856	98,856	104,489
Government Loans	U.S. Dollar	0	3,893	0	3,893
Financial Leasing	Other currencies	102,451	93,540	102,451	93,540
Financial Leasing	Chilean pesos	11,065	3,449	11,065	3,449
Financial Leasing	U.S. Dollar	0	6	0	6
Trades and Other Payables	U.S. Dollar	183,387	180,164	183,387	180,164
Trades and Other Payables	Euro	3,427	44,887	3,427	44,887
Trades and Other Payables	Other currencies	83,362	62,162	83,362	62,162
Trades and Other Payables	Chilean pesos	351,620	340,858	351,620	340,858
Trades and Other Payables	U.F.	65	2,335	65	2,335
Related party payables	U.S. Dollar	911	1,612	911	1,612
Related party payables	Chilean pesos	8,014	4,424	8,014	4,424

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of September 30, 2015 and December 31, 2014 are as follows:

		September 2015
		Unaudited
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	319,670	4,008,079	4,327,749
Trade and other payables	621,861	—	621,861
Related Party Payables	8,925	—	8,925
Total Financial Liabilities Measured at Amortized Cost	950,456	4,008,079	4,958,535

	December 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	739,515	4,338,915	5,078,430
Trade and other payables	630,406	—	630,406
Related Party Payables	6,036	—	6,036
Total Financial Liabilities Measured at Amortized Cost	1,375,957	4,338,915	5,714,872

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	January - September		July - September
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Opening balance	(53,022)	(21,507)	(44,058)	(14,541)
Fair value gains (losses) arising during the year	(114,879)	(106,972)	(89,806)	(90,016)
Exchange differences of bonds hedged	103,497	87,259	67,640	75,686
Finance costs	12,441	10,226	5,065	4,253
Settlements during the period	(9,845)	6,058	(2,741)	(2,382)
Deferred taxes	1,732	2,015	3,824	4,079
Closing balance	(60,076)	(22,921)	(60,076)	(22,921)

23.9 Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	09-30-2015	09-30-2014	09-30-2015	09-30-2014
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets measure at fair value througth profit or loss	Swap	0	0
	Forward	5,572	2,618
	Mutual Funds	5,499	1,213
	Total	11,071	3,831	—	—

Loans and Receivables	Fix terms deposits	8,660	7,605
	Resale agreements	806	1,313
	Trades and Other receivables	—	—	(315)	(320)
	Total	9,466	8,918	(315)	(320)

Hedges Instruments	Cash flow swap	(12,441)	(10,226)
	Total	(7,376)	(5,973)

Liabilities
At amortized cost	Bank loans	(30,953)	(18,445)
	Bond issued obligations	(143,691)	(116,369)
	Total	(174,644)	(134,814)	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.10 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of September 30, 2015, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

-	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Thousands of dollars	Fair Value September 2015	Fair value hierarchy levels
	Unaudited	Level 1	Level 2	Level 3
Financial assets measured at fair value
Derivatives	1,276	—	1,276	—
Mutual Funds	128,015	128,015	—	—
Financial liabilities measured at fair value
Coverage (Liabilities)	230,323	—	230,323	—
Profit or Loss (Liabilities)	344	—	344	—

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used. Regarding the zero cost collar, the Bloomberg terminal is used to appraise the Fuel Oil No. 6 and Diesel options.

23.11 Capital Disclosures

23.11.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.11.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.11.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument			Coverage Ratio equal to or greater than 2.0	Debt to equity ratio(1) less than or equal to 1.2
	09-30-2015	12-31-2014
	ThU.S.$	ThU.S.$
Domestic bonds	872,632	971,333	N/A	✓
Flakeboard credit with Arauco warranty	3,726	149,613	✓	✓
Syndicate Loan	299,253	298,193	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of September 30, 2015 and December 31, 2014, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2015, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2015 and December 31, 2014 is as follows:

Thousands of dollars	09-30-2015 Unaudited	12-31-2014

Equity	6,575,844	6,814,736
Bank borrowings	1,049,251	1,323,108
Financial leasing	113,516	96,995
Bonds issued	3,165,002	3,658,327

Capital	10,903,613	11,893,166

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.12 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.12.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Celulosa Arauco y Constitución S.A., Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A. and Arauco do Brasil S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd., Arauco Argentina S.A. (and subsidiaries), Celulosa Arauco S.A, Aserraderos Arauco S.A, Paneles Arauco S.A and Arauco do Brasil S.A. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco receives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation.

As of September 30, 2015 the total amount of guarantees given was MU.S.$123,9 which is summarized in the following table. The procedure of guarantees is regulated by the Policies of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco Group Guarantees (ThU.S.$)
Guarantees Debtors		92,642	74.78%
	Certificates of deposit	2,158	2.33%
	Mortgage	9,311	10.05%
	standby	5,677	6.13%
	Finance	54,325	58.64%
	Mortgage	6,257	6.75%
	Pledge	9,514	10.27%
	Promissory notes	5,400	5.83%
Guarantees Creditors		31,251	25.22%
	Certificates of deposit	2,887	9.24%
	Mortgage	3,444	11.02%
	Pledge	358	1.15%
	standby	2,908	9.31%
	Deposit	6	0.02%
	Pagare	4,233	13.55%
	Boleta	17,416	55.73%

Total Guarantees		123,893	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of September 30, 2015, Arauco’s consolidated revenues from sales were ThU.S.$3,939,948 of which 62.6% correspond to credit sales, 28.60% to sales with letters of credit, and 8.43% to other classes of sales.

As of September 30, 2015, of the trade receivables balance of ThU.S.$650,056 that had agreed term of sales, 56.10% corresponded to credit sales, 41.77% to sales with letters of credit and 2.14% to other classes of sales, distributed among 2,387 customers. The customer with the largest open account outstanding did not exceed 2.54% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 99.1%. Therefore, Arauco’s credit risk exposure of its portfolio is 0.9%.

Secured Open Account Receivables
	ThU.S.$	%
Total open account receivables	364,649	100.0
Secured Receivables (*)	361,367	99.1
Unsecured Receivables	3,282	0.9

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	September 2015 ThU.S.$	December
	Unaudited	2014 ThU.S.$
Current Receivables
Trades receivables	640,216	649,892
Financial lease receivables	102	136
Other Debtors	95,918	81,880
Net subtotal	736,236	731,908
Trades receivables	650,056	660,352
Financial lease receivables	173	213
Other Debtors	104,840	89,863
Gross subtotal	755,069	750,428
Provision for doubtful trade receivables	9,840	10,460
Provision for doubtful lease receivables	71	77
Provision for doubtful other debtors	8,922	7,983
Subtotal Bad Debt	18,833	18,520
Non Current Receivables
Trades receivables	32	32
Financial lease receivables	8	17
Other Debtors	23,165	30,952
Net Subtotal	23,205	31,001
Trades receivables	32	32
Financial lease receivables	8	17
Other Debtors	23,165	30,952
Gross subtotal	23,205	31,001
Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of September 30, 2015 and December 31, 2014:

	09-30-2015	12-31-2014
	ThU.S.$ Unaudited	ThU.S.$
Opening balance	10,460	8,637
Impairment losses recognized on receivables	1,069	2,081
Reversal of impairment losses	(1,688)	(259)
Closing balance	9,840	10,460

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Treasury Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For the approval and/or modification of the clients’ credit facilities, a procedure has been put in place, which must be followed by all of the companies of the Arauco group. The requests for credit facilities are entered into SAP, where all of the available information is analyzed, including the amount of the facility granted by the credit insurance company. Afterwards, the requests are approved or rejected by each of the internal committees of each company of the Arauco group, depending on the maximum amount authorized by the Credit Policy. If the credit facility exceeds such amount, it is then analyzed by the Corporate Committee. Credit facilities are renewed on a yearly basis, following this internal process.

Sales via letters of credit are executed mostly in the markets of Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks which issue the letters of credit, in order to obtain the risk rating granted by the main risk rating agencies, along with their country and global ranking and financial situation during the last 5 years. Pursuant to this evaluation, a decision is made on whether to approve the issuer bank or to request a confirmation of the letter of credit.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of Septiembre 30, 2015, 92.49% are current (i.e. non-past due), 6.82% are between 1 and 30 days past due, 0.65% are between 30 and 60 days past due, 0.00% are between 61 and 90 days past due, 0.00% are between 91 and 120 days past due, 0.00% are between 121 and 150 days past due, 0.00% are between 151 and 180 days past due, 0.00% are between 180 and 210 days past due, 0.00% are between 211 and 250 days past due, and 0.02% are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2015

Unaudited

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	601,257	44,327	4,247	10	11	11	1	12	23	158	650,056
%	92.49%	6.82%	0.65%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	100%

	Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

ThU.S.$	-23	-300	0	14	-5	-97	-3	-443	-9	-8,974	-9,840
%	0.24%	3.05%	0.00%	-0.14%	0.05%	0.99%	0.03%	4.51%	0.09%	91.19%	100%

December 31, 2014

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	630,681	2,042	2,546	1,188	735	168	666	173	298	21,856	660,352
%	95.51%	0.31%	0.39%	0.18%	0.11%	0.03%	0.10%	0.03%	0.05%	3.31%	100.00%

	Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-26	0	0	-40	78	-432	0	-11	3	-10,031	-10,460
%	0.25%	0.00%	0.00%	0.39%	-0.75%	4.13%	0.00%	0.11%	-0.03%	95.90%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThU.S.$6,717 over the last four years which represents 0.035% of total revenues from sales during the same period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2015	2014	2013	2012	2011	Last 4 years
Percentage of impairment losses	0.229%	-0.009%	0.008%	0.011%	0.153%	0.035%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the period amount to ThU.S.$214,9, which represents 12.12% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

Arauco has implemented a Guarantee Policy in order to control accounting, valuation and expiration of these and a Corporate Credit Policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.12.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2015 and December 31, 2014. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2015 (Unaudited)

				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Name-Country Loans with banks	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
—	Flakeboard Company Limited	U.S.Dollar	J.P.Morgan - Estados Unidos	7	—	47	3,719	—	—	—	7	3,766	Libor +1,35%	Libor +1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	Banco de Chile	40,001	—	—	—	—	—	—	40,001	—	0.11%	0.11%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	Scotiabank- Chile	1,121	—	3,702	301,834	—	—	—	1,121	305,536	Libor +0,70%	Libor +0,70%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	17	52	83	—	—	—	—	69	83	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	106	318	106	—	—	—	—	424	106	15.25%	15.25%
—	Zona Franca Punta Pereira S.A.	U.S.Dollar	Interamerican Development Bank	—	2,075	2,421	2,372	2,325	2,279	6,527	2,075	15,924	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S.Dollar	Interamerican Development Bank	—	2,792	6,048	5,923	5,800	5,677	—	2,792	23,448	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S.Dollar	Finnish Export Credit	—	43,125	52,089	51,232	50,405	49,863	118,978	43,125	322,567	3.05%	3.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S.Dollar	Interamerican Development bank	—	8,382	9,780	9,586	9,392	9,200	26,340	8,382	64,300	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S.Dollar	Interamerican Development bank	—	11,284	24,451	23,947	23,443	22,941	—	11,284	94,783	Libor + 1,80%	Libor + 1,80%
	Celulosa y Energia Punta Pereira S.A.	U.S.Dollar	Banco BBVA - Uruguay	2,511	—	—	—	—	—	—	2,511	—	Libor + 2,00%	Libor + 2,00%
—	Celulosa y Energia Punta Pereira S.A.	U.S.Dollar	Dnb Nor Bank	—	36	—	—	—	—	—	36	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S.Dollar	Banco BBVA - Uruguay	3,030	10,546	—	—	—	—	—	13,576	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S.Dollar	Banco Republica Oriental de Uruguay	18,698	16,540	—	—	—	—	—	35,238	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S.Dollar	Citibank	2,531	—	—	—	—	—	—	2,531	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S.Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S.Dollar	Banco Itau - Uruguay	5,037	5,025	—	—	—	—	—	10,062	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S.Dollar	Heritage	1,364	—	—	—	—	—	—	1,364	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S.Dollar	Banco Santander	20,217	—	—	—	—	—	—	20,217	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	5	17	22	4	—	—	—	22	26	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S.Dollar	Banco Bradesco	—	1,009	—	—	—	—	—	1,009	—	1.80%	1.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	794	1,217	—	—	—	—	—	2,011	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	7	—	—	—	—	—	—	7	—	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil- Brasil	4,666	71	23	—	—	—	—	4,737	23	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	6	7,645	—	—	—	—	—	7,651	—	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	46	88	—	—	—	—	—	134	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S.Dollar	Banco JP Morgan	—	9,070	—	—	—	—	—	9,070	—	1.53%	1.53%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim-Brasil	18	45	41	—	—	—	—	63	41	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	12,696	3	16	16	13	—	12,696	48	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brasil	8	26	16	—	—	—	—	34	16	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	3	7	8	2	12	—	—	10	22	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	10	34	43	43	2	—	—	44	88	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	6	25	36	36	36	7	—	31	115	6.00%	6.00%
	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	7,233	—	—	—	—	—	—	7,233	—	6.50%	6.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	3	3	—	—	—	—	605	6	605	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	20	74	94	94	58	22	15	94	283	6.00%	6.00%
	Arauco Florestal Arapoti S.A.	Real	Banco Santander	1	13	21	21	21	19	—	14	82	9.00%	9.00%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	14	48	64	66	36	—	—	62	166	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	6,695	—	—	—	—	—	—	6,695	—	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	16	19	13	4	—	—	—	35	17	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	40	97	559	559	466	—	537	137	2,121	9.80%	9.80%
—	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim - Brasil	8	21	134	134	112	—	—	29	380	6.99%	6.99%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	1	1	—	—	—	—	327	2	327	8.91%	8.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	1	—	—	—	—	—	196	1	196	9.91%	9.91%
—	Arauco Forest Brasil S.A.	U.S.Dollar	Bndes Subcrédito C	2	2	—	—	—	—	289	4	289	6.99%	6.99%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	—	—	—	—	218	1	218	11.11%	11.11%
	Arauco Forest Brasil S.A.	Real	Banco Santander	6	7	19	32	32	20	—	13	103	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	821	—	—	—	—	—	—	821	—	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	51	152	135	—	—	—	—	203	135	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	11	11	—	—	—	2,441	2,441	22	4,882	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	8	8	—	—	—	1,464	1,464	16	2,928	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S.Dollar	Bndes Subcrédito G-K	30	17	—	—	—	2,037	2,049	47	4,086	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	9	9	—	—	—	1,628	1,627	18	3,255	11.11%	11.11%

			Total	116,381	132,607	99,959	399,625	92,156	97,611	161,613	248,988	850,965

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2015 (Unaudited)

				Maturity							Total
Tax ID	Name	Currency	Name-Country	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	4,450	—	11,510	11,510	22,571	32,847	259,863	4,450	338,300	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	487	8,823	8,823	8,823	8,823	185,667	487	220,959	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	2,694	—	7,742	7,742	7,742	7,742	234,691	2,694	265,660	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	1,080	—	2,328	20,518	19,936	19,354	18,772	1,080	80,908	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	3,236	—	6,975	6,975	6,975	6,975	284,933	3,236	312,833	3.58%	3.57%
—	Arauco Argentina S.A.	U.S.Dollar	Bono 144 A - Argentina	—	5,307	286,346	—	—	—	—	5,307	286,346	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	Yankee Bonds 2019	—	391	36,250	36,250	36,250	515,165	—	391	623,915	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	Yankee Bonds 2a Emisión	—	6,142	9,375	129,552	—	—	—	6,142	138,927	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	Yankee 2021	—	3,889	20,000	20,000	20,000	20,000	415,904	3,889	495,904	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	Yankee 2022	—	5,278	23,750	23,750	23,750	23,750	538,783	5,278	633,783	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	Yankee 2024	—	3,750	22,500	22,500	22,500	22,500	590,639	3,750	680,639	4.52%	4.50%

			Total Bonds	11,460	25,244	435,598	287,620	168,547	657,156	2,529,252	36,704	4,078,174

September 30, 2015 (Unaudited)

				Maturity							Total
Tax ID	Name	Currency	Name-Country	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	368	834	322	322	2,049	—	—	1,202	2,693	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	877	2,632	2,875	2,875	1,362	—	—	3,509	7,112	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	288	949	1,212	1,212	1,727	—	—	1,237	4,151	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,892	11,726	11,529	11,529	13,711	—	—	15,618	36,769	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,863	5,819	4,980	4,980	4,103	—	—	7,682	14,063	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	480	1,439	1,843	1,843	2,810	—	—	1,919	6,496
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	175	526	651	651	42	—	—	701	1,344	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	275	749	925	925	430	—	—	1,024	2,280	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	225	861	1,120	1,120	2,390	—	—	1,086	4,630	—	—

			Total Leases	8,443	25,535	25,457	25,457	28,624	0	0	33,978	79,538

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2014

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	—	30,433	61,919	60,644	55	—	—	30,433	122,618	Maturity	Libor +1.35%	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States	30,105	—	15,154	—	—	—	—	30,105	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	9,063	9,000	9,000	—	—	—	—	18,063	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	22	299,223	—	—	—	—	22	299,223	Maturity	1.42%	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	—	75	—	146	—	—	—	75	146	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	—	469	468	—	—	—	—	469	468	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	128	—	6,281	7,123	7,095	7,115	6,551	128	34,164	Maturity	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,189	—	5,096	4,866	4,637	4,407	15,324	2,189	34,330	Maturity	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	48,487	—	70,569	67,723	64,876	62,030	194,683	48,487	459,882	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	6,267	—	10,612	10,382	10,153	9,923	37,397	6,267	78,467	semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	645	—	20,273	21,115	21,087	21,107	20,545	645	104,126	semmiannual	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	324	—	—	—	—	—	—	324	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,119	3,015	—	—	—	—	—	12,134	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,110	25,088	—	—	—	—	—	35,198	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,505	—	—	—	—	—	2,505	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,062	5,003	—	—	—	—	—	10,065	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,111	—			—	—	20,111	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	32	—	1	62	—	—	—	32	63	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	101	—	—	—	—	—	—	101	—	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,266	3,220	—	—	—	—	—	5,486	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	140	—	177	17	1	—	—	140	196	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	6,473	—	—	—	—	—	6,473	—	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	37	—	—	—	—	—	—	37	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	136	—	11,319	—	—	—	—	136	11,319	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	28	—	—	—	—	—	—	28	—	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	26	—	6	—	—	—	—	26	6	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	253	—	183	26	1	—	—	253	210	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	8,972	—	—	—	—	—	8,972	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	166	—	18,865	—	—	—	—	166	18,865	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	50	—	32	5	—	—	—	50	37	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	62	—	14	114	—	—	—	62	128	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fdo. Desenvolvimiento Econom. - Brasil	51	—	—	62	—	—	—	51	62	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	12	—	1	1	26	—	—	12	28	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	56	—	—	—	—	172	—	56	172	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	7	—	—	—	—	23	—	7	23	Maturity	3.50%	3.50%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	11,825	—	—	—	—	93	—	11,825	93	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	6	107	78	14	—	463	6	662	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	109	—	—	—	—	350	—	109	350	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	7,430	—	—	—	—	—	7,430	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	10,369	—	—	—	—	—	10,369	—	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	70	—	—	429	—	316	—	70	745	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	158	—	13	41	—	—	—	158	54	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	46	—	107	78	14	2,508	—	46	2,707	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	12	5	—	403	—	6	420	Maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	6	107	78	14	—	311	6	510	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	276	276	276	276	1,318	2	2,424	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	187	187	187	187	853	1	1,601	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	89	89	89	89	555	4	909	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	235	235	235	235	1,032	1	1,974	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	1,145	—	—	—	—	—	—	1,145	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	305	—	—	—		—	—	305	—	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	24	—	537	537	537	537	8,912	24	11,058	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	17	—	363	363	363	363	5,469	17	6,919	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	172	172	172	172	4,589	61	5,276	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	22	—	457	457	457	457	6,240	22	8,069	Maturity	10.11%	10.11%

			Total	139,916	133,554	531,856	175,310	110,288	110,762	304,242	273,470	1,232,458

				Maturity							Total
Tax ID	Name	Currency	Name Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,181	—	9,160	9,160	9,160	9,160	211,959	2,181	248,599	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,027	8,038	8,038	8,038	8,038	262,316	1,027	294,469	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	604	—	2,417	12,676	22,482	21,878	31,683	604	91,137	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,810	—	7,241	7,241	7,241	7,241	314,074	1,810	343,039	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	17,213	277,349	—	—	—	1,004	294,562	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	532,713	—	15,205	641,463	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	9,375	134,189	—	—	—	2,734	143,564	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	373,848	—	—	—	—	—	373,848	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	425,291	8,889	505,291	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	549,617	11,215	644,617	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,937	—	22,500	22,500	22,500	22,500	601,109	9,937	691,109	(i) semmiannual; (k) maturity	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%

			Total	52,575	377,871	167,894	563,104	161,371	681,774	2,701,241	430,446	4,275,384

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name Country Other Loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	3,785	—	—	—	—	—	3,785	—	Maturity	—	4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	108	—	—	—	—	—	108	—	Maturity	—	1.80%

			Total	0	3,893	0	0	0	0	0	3,893	0

				Maturity							Total
Tax ID	Name	Currency	Name Country Lease	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	979	2,089	883	883	485	—	—	3,068	2,250	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	982	2,945	3,897	3,897	3,108	—	—	3,927	10,902	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	259	777	1,024	1,024	1,789	—	—	1,036	3,836	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	3,241	9,904	9,011	9,011	7,097	—	—	13,145	25,119	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	2,102	7,325	6,822	6,822	7,187	—	—	9,427	20,830	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	222	609	799	799	557	—	—	831	2,154	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	66	200	88	88	23	—	—	266	198	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	3		—	—	—	—	3	—	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	—	3		—	—	—	—	3	—	Monthly	—	—

			Total	7,851	23,855	22,522	22,522	20,246	0	0	31,706	65,289

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately ThU.S.$48 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2015, the total assets pledged as an indirect guarantee were ThU.S.$857. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	202	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	303	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	124	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	242	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	2,267	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB	—	U.S. Dollar	755	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	U.S. Dollar	38,589	BNDES
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	112	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	607	Bank John Deere S.A.
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	115	Bank Santander S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	755	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	134	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	323	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	111	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	839	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	373	Bank do Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	165	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	322	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	equipment	Property plant and equipment	U.S. Dollar	168	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	equipment	Property plant and equipment	U.S. Dollar	324	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	755	Bank Votorantim S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	Codelco S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	101	Minera Spence S.A
		Total		47,807

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	566,474	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	4,300	Flakeboard (Canadá)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Real	16,184	Arauco Forest Brasil y Mahal (Brasil)
		Total		856,958

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.12.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 2.40% (equivalent to ThU.S.$ +/- 9,187), and +/- 0.08% of equity (equivalent to ThU.S.$ +/- 5,512).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.59% (equivalent to ThU.S.$2,202) and a change on the equity of +/- 0.002% (equivalent to ThU.S.$1,321).

23.12.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2015, 14.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.021% (equivalent to ThU.S.$-/+ 78) and +/- 0.001% (equivalent to ThU.S.$-/+ 47) on equity.

Thousands of dollars	September 2015	Total
Fixed rate	3,709,071	85.7%
Bonds issued	3,165,002
Bank borrowings (*)	430,553
Government Loans	0
Financial leasing	113,516
Variable rate	618,678	14.3%
Bonds issued	—
Loans with Banks	618,678
Total	4,327,749	100.0%

Thousands of dollars	December 2014	Total
Fixed rate	4,244,146	83.6%
Bonds issued	3,658,327
Bank borrowings (*)	484,931
Government Loans	3,893
Financial leasing	96,995
Variable rate	834,284	16.4%
Bonds issued	—
Loans with Banks	834,284
Total	5,078,430	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.12.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2015, revenue due to pulp sales accounted for 46% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of 4.53% (equivalent to MU.S.$62), on the income after tax and +/- 11.68% (equivalent to MU.S.$50) and +/- 0,44% (equivalent to MU.S.$30) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1 million hectares are used for plantations, 395 thousand hectares for native forests, 183 thousand hectares for other uses and 53 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2015 Unaudited	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,786,510	583,591	88,281	1,444,023	25,032	0	3,927,437	0	3,927,437
Revenues from transactions with other operating segments	33,263	255	389,431	7,906	24,705	0	455,560	(455,560)	0

Finance income	0	0	0	0	0	35,069	35,069	0	35,069
Finance costs	0	0	0	0	0	(193,788)	(193,788)	0	(193,788)
Net finance costs	0	0	0	0	0	(158,719)	(158,719)	0	(158,719)

Depreciation and amortizations	171,467	22,988	13,547	82,859	2,952	5,075	298,888	0	298,888
Sum of significant income accounts	124	613	149,063	3,965	0	0	153,765	0	153,765
Sum of significant expense accounts	0	0	34,970	0	0	0	34,970	0	34,970

Profit (loss) of each reportable segment	355,845	69,928	76,772	149,174	1,240	(374,375)	278,584	0	278,584

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	920	920	0	920
Joint ventures	0	0	0	(293)	0	628	335	0	335

Income tax expense	0	0	0	0	0	(103,558)	(103,558)	0	(103,558)

Geographical information on revenues
Revenue – Chilean entities	1,463,845	535,572	51,459	484,785	436	0	2,536,097	0	2,536,097
Revenue – Foreign entities	322,665	48,019	36,822	959,238	24,596	0	1,391,340	0	1,391,340
Total Ordinary Income	1,786,510	583,591	88,281	1,444,023	25,032	0	3,927,437	0	3,927,437

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	163,001	9,979	142,396	66,206	1,402	2,290	385,274	0	385,274
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	228,015	79,935	220,848	178,224	3,418	(22,435)	688,005	0	688,005
Cash flows (used in) investing activities	(165,412)	(8,596)	(129,844)	(61,128)	(1,402)	(30,190)	(396,572)	0	(396,572)
Cash flows from (used in) Financing Activities	(57,895)	0	15,284	(150,842)	0	(520,050)	(713,503)	0	(713,503)
Net increase (decrease) in Cash and Cash Equivalents	4,708	71,339	106,288	(33,746)	2,016	(572,675)	(422,070)	0	(422,070)

Period ended September 30, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,178,011	580,014	5,310,328	1,825,861	33,085	945,642	13,872,941	(48,422)	13,824,519
Investments accounted through equity method
Associates	0	0	120,603	0	0	118,662	239,265	0	239,265
Joint Ventures	0	0	0	3,683	0	19,081	22,764	0	22,764
Segment liabilities	341,806	77,700	185,472	201,389	17,412	6,424,896	7,248,675	0	7,248,675

Geographical information on non-current assets
Chile	2,576,837	281,495	3,514,251	482,160	25	214,704	7,069,472	(17)	7,069,455
Foreign countries	1,777,870	14,884	1,188,033	720,043	24,110	330,993	4,055,933	0	4,055,933
Non-current assets, Total	4,354,707	296,379	4,702,284	1,202,203	24,135	545,697	11,125,405	(17)	11,125,388

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,713,358	648,270	108,161	1,453,481	24,617	0	3,947,887	0	3,947,887
Revenues from transactions with other operating segments	37,364	2	356,109	7,427	25,227	0	426,129	(426,129)	0

Finance income	0	0	0	0	0	16,059	16,059	0	16,059
Finance costs	0	0	0	0	0	(177,484)	(177,484)	0	(177,484)
Net finance costs	0	0	0	0	0	(161,425)	(161,425)	0	(161,425)

Depreciation and amortizations	129,678	17,821	10,518	75,106	2,926	6,289	242,338	0	242,338
Sum of significant income accounts	5,139	131	208,937	758	0	0	214,965	0	214,965
Sum of significant expense accounts	0	0	33,329	0	0	0	33,329	0	33,329

Profit (loss) of each reportable segment	348,942	118,459	73,465	137,054	7,355	(362,178)	323,097	0	323,097

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	5,669	5,669	0	5,669
Joint ventures	0	0	0	63	0	861	924	0	924

Income tax expense	0	0	0	0	0	(115,451)	(115,451)	0	(115,451)

Geographical information on revenues
Revenue – Chilean entities	1,512,917	593,501	60,687	483,777	295	0	2,651,177	0	2,651,177
Revenue – Foreign entities	200,441	54,769	47,474	969,704	24,322	0	1,296,710	0	1,296,710
Total Ordinary Income	1,713,358	648,270	108,161	1,453,481	24,617	0	3,947,887	0	3,947,887

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	241,326	9,040	129,662	96,055	987	1,004	478,074	0	478,074
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	280,673	117,016	189,444	181,873	4,670	(22,780)	750,896	0	750,896
Cash flows (used in) investing activities	(247,053)	(198)	(111,058)	(95,061)	(987)	(140,363)	(594,720)	0	(594,720)
Cash flows from (used in) Financing Activities	(52,632)	0	76,592	4,947	0	128,625	157,532	0	157,532
Net increase (decrease) in Cash and Cash Equivalents	(19,012)	116,818	154,978	91,759	3,683	(34,518)	313,708	0	313,708

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,206,856	621,258	5,436,050	2,127,633	34,344	1,362,947	14,789,088	(41,191)	14,747,897
Investments accounted through equity method
Associates	0	0	174,782	5,830	0	126,460	307,072	0	307,072
Joint Ventures	0	0	0	0	0	18,973	18,973	0	18,973
Segment liabilities	341,498	71,867	171,951	230,687	13,385	7,103,773	7,933,161	0	7,933,161

Geographical information on non-current assets
Chile	2,633,773	294,387	3,480,005	598,456	80	205,774	7,212,475	74	7,212,549
Foreign countries	1,796,802	16,433	1,288,915	842,288	25,535	424,660	4,394,633	0	4,394,633
Non-current assets, Total	4,430,575	310,820	4,768,920	1,440,744	25,615	630,434	11,607,108	74	11,607,182

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	585,042	195,796	24,231	469,056	7,305	0	1,281,430	0	1,281,430
Revenues from transactions with other operating segments	10,101	155	135,977	2,705	8,571	0	157,509	(157,509)	0

Finance income	0	0	0	0	0	15,792	15,792	0	15,792
Finance costs	0	0	0	0	0	(62,636)	(62,636)	0	(62,636)
Net finance costs	0	0	0	0	0	(46,844)	(46,844)	0	(46,844)

Depreciation and amortizations	58,990	7,680	6,000	26,697	983	1,756	102,106	0	102,106
Sum of significant income accounts	81	209	53,815	3,434	0	0	57,539	0	57,539
Sum of significant expense accounts	0	0	5,115	0	0	0	5,115	0	5,115

Profit (loss) of each reportable segment	110,357	18,949	26,538	49,213	(440)	(117,639)	86,978	0	86,978

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	2,205	2,205	0	2,205
Joint ventures	0	0	0	(99)	0	135	36	0	36

Income tax expense	0	0	0	0	0	(26,319)	(26,319)	0	(26,319)

Geographical information on revenues
Revenue – Chilean entities	470,445	179,109	12,627	152,722	148	0	815,051	0	815,051
Revenue – Foreign entities	114,597	16,687	11,604	316,334	7,157	0	466,379	0	466,379
Total Ordinary Income	585,042	195,796	24,231	469,056	7,305	0	1,281,430	0	1,281,430

Quarter July-September 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	32,384	2,826	46,839	20,908	425	103	103,485	0	103,485
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	56,222	7,731	118,472	59,372	89	(2,472)	239,414	0	239,414
Cash flows (used in) investing activities	(27,295)	(1,888)	(45,259)	(17,293)	(425)	(3,655)	(95,815)	0	(95,815)
Cash flows from (used in) Financing Activities	(28,947)	0	898	(36,990)	0	(41,588)	(106,627)	0	(106,627)
Net increase (decrease) in Cash and Cash Equivalents	(20)	5,843	74,111	5,089	(336)	(47,715)	36,972	0	36,972

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2014 Unaudited	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	565,274	230,413	31,621	513,470	7,850	0	1,348,628	0	1,348,628
Revenues from transactions with other operating segments	12,275	2	141,981	3,083	8,329	0	165,670	(165,670)	0

Finance income	0	0	0	0	0	8,553	8,553	0	8,553
Finance costs	0	0	0	0	0	(67,426)	(67,426)	0	(67,426)
Net finance costs	0	0	0	0	0	(58,873)	(58,873)	0	(58,873)

Depreciation and amortizations	46,685	6,212	3,599	26,665	977	2,296	86,434	0	86,434
Sum of significant income accounts	5,130	131	74,039	758	0	0	80,058	0	80,058
Sum of significant expense accounts	0	0	1,298	0	0	0	1,298	0	1,298

Profit (loss) of each reportable segment	88,621	44,489	27,092	56,206	2,225	(128,212)	90,421	0	90,421

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	6,409	6,409	0	6,409
Joint ventures	0	0	0	(70)	0	353	283	0	283

Income tax expense	0	0	0	0	0	(31,436)	(31,436)	0	(31,436)

Geographical information on revenues
Revenue – Chilean entities	490,255	210,498	16,019	164,270	205	0	881,247	0	881,247
Revenue – Foreign entities	75,019	19,915	15,602	349,200	7,645	0	467,381	0	467,381
Total Ordinary Income	565,274	230,413	31,621	513,470	7,850	0	1,348,628	0	1,348,628

Quarter July-September 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	43,756	2,630	31,338	28,745	288	861	107,618	0	107,618
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	109,566	56,601	87,978	90,877	2,024	(10,762)	336,284	0	336,284
Cash flows (used in) investing activities	(43,926)	(2,559)	(26,119)	(28,276)	(288)	(142,264)	(243,432)	0	(243,432)
Cash flows from (used in) Financing Activities	(28,948)	0	65,227	9,216	0	204,724	250,219	0	250,219
Net increase (decrease) in Cash and Cash Equivalents	36,692	54,042	127,086	71,817	1,736	51,698	343,071	0	343,071

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
09-30-2015	Local country	Foreign country
Unaudited	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	2,536,097	347,166	310,076	603,531	130,567	3,927,437
Revenues quarter July-September 2015	815,052	122,857	92,941	201,313	49,268	1,281,431
Non-current Assets to 09-30-2015	7,069,455	980,069	950,723	377,092	1,748,049	11,125,388

	Geographical area
09-30-2014	Local country	Foreign country
Unaudited	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	2,651,177	327,679	362,835	596,499	9,698	3,947,888
Revenues quarter July-september 2014	881,247	116,586	135,470	209,497	5,829	1,348,629
Non-current Assets to 12-31-2014	7,212,549	990,761	1,273,507	380,080	1,750,285	11,607,182

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	09-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Roads to amortize current	69,337	77,359
Prepayment to amortize (insurance + others)	55,239	23,407
Recoverable taxes (Relating to purchases)	58,354	71,834
Other current non-financial assets	13,931	5,128
Total	196,861	177,728

Non current non-financial assets	09-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Roads to amortize, non current	91,871	91,871
Guarantee values	2,461	3,489
Recoverable taxes (Relating to purchases)	1,160	3,102
Other non current non-financial assets	4,332	2,632
Total	99,824	101,094

Current non-financial liabilities	09-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Provision of minimum dividend (1)	127,294	99,160
ICMS tax payable	8,386	19,020
Other tax payable	25,820	15,297
Other Current non-financial liabilities	7,063	2,839
Total	168,563	136,316

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	09-30-2015 ThU.S.$	12-31-2014 ThU.S.$
ICMS tax payable	40,734	56,815
Other non current non-financial liabilities	2,816	5,181
Total	43,550	61,996

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26.  DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of September 30, 2015 and 2014 in order to determine the provision of 40% of the distributable net income for each year:

Unaudited	Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 09-30-2015	276,107
Adjustments:
Biological Assets
Unrealized gains/losses	(138,759)
Realized gains/losses	159,915
Deferred income taxes	(6,731)
Total adjustments	14,425
Distributable Net Income at 09-30-2015	290,532

Unaudited	Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 09-30-2014	319,455
Adjustments
Biological Assets
Unrealized	(197,391)
Realized	186,299
Deferred income taxes	675
Total adjustments	(10,417)
Distributable Net Income at 09-30-2014	309,038

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of September 30, 2015, in the Classified Statement of Financial Position, under the line item Other Ordinary Non-Financial Liabilities, for an amount of ThU.S.$ 168,563, there are

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

ThU.S.$ 116,213 which correspond to a provision for the minimum dividend for the parent company for the 2015 period.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-September		July-September
	2015	2014	2015	2014
	Unaudited
Earnings (losses) per share	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	276,107	319,455	86,204	89,320
Weighted average of number of shares	113,159,655	113,159,655	113,159,655	113,159,655
Basic earnings per share (in U.S.$ per share)	2.44	2.82	0.76	0.79

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the period between January 1 and September 30, 2015 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 538 held on November 13, 2015.

Subsequent to September 30, 2015 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

ARAUCO®
Growing the Future
Celulosa Arauco y Constitución S.A. Third Quarter 2015 Results
November 13, 2015

Interim Review Third Quarter 2015 Results
November 13th, 2015
3 Highlights
4 Income statement analysis
9 Review by business segment
11 Balance sheet analysis
13 Financial ratios
14 3rd quarter and subsequent events and news
15 Financial statements
ARAUCO aims to be a global leader in the production and management of renewable forestry resources and to develop products that improve the quality of life of millions of people around the world.
CONFERENCE CALL
Friday, Nov 20th, 2015
13:00 Santiago time
11:00 Eastern time (New York)
Please Dial:
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2

Interim Review Third Quarter 2015 Results
November 13th, 2015
HIGHLIGHTS
Arauco’s revenues reached US$ 1,281.4 million during the third quarter of 2015, a 6.6% decrease compared to the US$ 1,372.7 million obtained in the second quarter of 2015.
Adjusted EBITDA reached US$ 324.6 million, a decrease of 5.5% or US$ 18.7 million compared to the US$ 343.3 million obtained during the second quarter of 2015. Our year-to-date Adjusted EBITDA for year 2015 stood at US$ 993.4 million, which is a 5.9% increase when compared to the US$ 938.1 million reached in the same period in 2014.
Net income reached US$ 87.0 million, a decrease of 17.9% or US$ 18.9 million compared to the US$ 105.9 million obtained in the second quarter of 2015.
CAPEX reached US$ 103.5 million, a decrease of 3.8% or US$ 4.1 million compared to the US$ 107.6 million during the same quarter of 2014.
Net Financial Debt / LTM(1) Adjusted EBITDA ratio decreased from 3.1x in the second quarter of 2015 to 2.9x in this quarter.
Cash Balance at the end of the quarter was US$ 528.9 million.
KEY FIGURES
In U.S. Million Q3 2015 Q2 2015 Q3 2014 QoQ YoY YTD 2015 YTD 2014 YoY Acum
Revenue 1,281.4 1,372.7 1,348.6 -6.6% -5.0% 3,927.4 3,947.9 -0.5%
Cost of sales (890.9) (918.7) (940.5) -3.0% -5.3% (2,668.1) (2,666.7) 0.1%
Gross profit 390.6 454.0 408.2 -14.0% -4.3% 1,259.3 1,281.2 -1.7%
Operating income (2) 126.1 169.6 129.8 -25.6% -2.8% 457.2 468.0 -2.3%
Net income 87.0 105.9 90.4 -17.9% -3.8% 278.6 323.1 -13.8%
Adjusted EBITDA 324.6 343.3 312.4 -5.5% 3.9% 993.4 938.1 5.9%
Adjusted EBITDA Margin 25.3% 25.0% 23.2% 1.3% 9.4% 25.3% 23.8% 6.4%
LTM(1) Adj. EBITDA 1,327.5 1,315.2 1,170.2 0.9% 13.4% 1,327.5 1,170.2 13.4%
LTM(1) Adj. EBITDA Mg 25.0% 24.5% 22.5% 2.2% 11.3% 25.0% 22.5% 11.3%
CAPEX 103.5 187.0 107.6 -44.6% -3.8% 385.2 478.1 -19.4%
Net Financial Debt 3,798.9 4,026.9 4,182.4 -5.7% -9.2% 3,798.9 4,182.4 -9.2%
Net Financial Debt / LTM Adj. EBITDA 2.9x 3.1x 3.6x -6.5% -19.9% 2.9x 3.6x -19.9%
(1) LTM = Last Twelve Months
(2) Operating income = Gross margin – Distribution costs – Administrative expenses
3

Interim Review Third Quarter 2015 Results
November 13th, 2015
INCOME STATEMENT ANALYSIS
Revenues
Arauco’s revenues for the third quarter of 2015 reached US$ 1,281.4 million, 6.6% lower than the US$ 1,372.7 million obtained during the second quarter of 2015. The main driver for this decrease was less volume sales from pulp and panels, reflecting a situation of lower demand for both business segments and more supply from competition. Particularly in pulp, Chinese demand did not pick up, while pulp coming from CMPC’s Guaiba as well as paper mills closing in Europe added supply to the markets. Furthermore, energy had a decline in sales due to lower electricity spot prices, caused by larger amounts of rain in southern Chile, enabling the increase of hydroelectric power plant’s contribution to the grid.
Compared to the US$ 1,348.6 million obtained in the third quarter of 2014, consolidated sales were 5.0% lower, mainly explained by a 15.0% decrease in sales of our sawn timber business, an 8.6% decrease in our panels sales, and partially offset by a 3.5% increase in total sales of our pulp business.
Revenues by Business Segment Q3 2015
In US$ million Q3 2015 Q2 2015 Q3 2014
Pulp(*) 585.0 45.7% 630.5 45.9% 565.3 41.9%
Panels(*) 469.1 36.6% 499.2 36.4% 513.5 38.1%
Sawn Timber(*) 195.8 15.3% 198.3 14.4% 230.4 17.1%
Forestry 24.2 1.9% 35.4 2.6% 31.6 2.3%
Others 7.3 0.6% 9.3 0.7% 7.9 0.6%
Total 1,281.4 100.0% 1,372.7 100.0% 1,348.6 100.0%
(*) Pulp, Panels and Sawn Timber division sales include energy
The main variances by business segment during this quarter were:
QoQ Net Sales Price Volume
Pulp -7.2% 3.0% -6.6%
Panels -6.0% -0.7% -3.6%
Sawn Timber -1.2% -2.5% 1.2%
Sales by Business Segment Q3 2015
Sawn Timber 15.3%
Forestry 1.9%
Others 0.6%
Panels 36.6%
Pulp 45.7%
Total: US$ 1,281.4 million
(*) Pulp, Panels and Sawn Timber division sales include energy
4

Interim Review Third Quarter 2015 Results
November 13th, 2015
Cost of Sales
For the third quarter of the year, cost of sales reached US$ 890.9 million, US$ 27.8 million or 3.0% lower than the US$ 918.7 million obtained in the second quarter of 2015. This is partially explained by a decrease in sales volume of pulp and panels.
In terms of cost by concept, compared with the second quarter of 2015, our main decrease was wood costs (US$ 36.9 million), falling as a result of lower sales, partially offset by other raw materials and indirect costs.
Our unitary cost of sales for bleached and unbleached softwood pulp increased during this quarter 4.2% and 3.3% respectively. This change is partly due to lower production, mainly explained by the maintenance stoppages in the Licancel mill and Arauco Mill, line 2. On the other hand, hardwood pulp continues to show an improvement in costs due to Montes del Plata reaching higher efficiency each quarter.
Other Relevant Items:
Distribution Costs and Administrative Expenses: Administrative expenses fell 15.8% (US$ 23.9 million) because of exchange rate differences affecting wages and salaries and other expenses. There was also a decrease in computational services in comparison with last quarter, explained by higher expenses during the second quarter due to yearly payments charged in that period. On the other hand, distribution costs increased by 3.0% (US$ 4.0 million). As a percentage of revenues, both items combined were 21.4%, showing an upward trend compared to the 20.7% in the previous quarter, and to the 19.9% to the quarter before that.
Foreign Exchange Difference: This item showed a loss of US$ 22.6 million, substantially explained by a 28% depreciation of the Brazilian real, affecting the value of a debt from our Brazilian subsidiaries denominated in US dollars.
5

Interim Review Third Quarter 2015 Results
November 13th, 2015
Net Income
Net income for the third quarter of 2015 was US$ 87.0 million, a decrease of 17.9% or US$18.9 million compared to the US$ 105.9 million obtained in the second quarter of the year. This effect was because of a US$ 43.5 million - or 25.6%- decrease in operating income, which in turn decreased due to lower revenues this quarter. Non-operating income rose US$ 14.5 million mainly due to higher income from access easements and the sale of a small portion of Brazilian land. Income taxes decreased due to lower income, making the difference between quarters positive.
Compared to the same quarter in 2014, net income in the third quarter of 2015 was 3.8% or US$ 3.4 million lower.
Net Income Variation by Item 2Q15 - 3Q15
(In US$ million)

120
100
80
60
40
20
0
105.9 -43.5 14.5 10.0 87.0
Net Income Q2 15 Operating Income Non-Operating Income Income Taxes Net Income Q3 15
6

Interim Review Third Quarter 2015 Results
November 13th, 2015
Production
In general, production slightly decreased. During the third quarter of 2015, our pulp production was 878 thousand Adt, a 6.4% decrease compared to the 937 thousand Adt produced in the previous quarter. Annual maintenance stoppages in both Licancel and Arauco, Line 2 affected production. In our panels division, production volume was 1,337 thousand m3, 2.5% or 35 thousand m3 lower than the previous quarter. The production volume from our sawn timber division decreased 0.7% or 5 thousand m3, compared to the 705 thousand m3 in the previous quarter.
Compared to the third quarter of 2014, production volume increased 1.3% in our pulp division, our panel’s production decreased 2.6% and our sawn timber production decreased 3.7%.
Production by Business Segment
867 937 878 Pulp (000 ADt)
1,372 1,372, 1,337 Panels (000 m3)
727 705 700 Sawn Timber (000 m3)
Q3 2014 Q2 2015 Q3 2015
7

Interim Review Third Quarter 2015 Results
November 13th, 2015
Adjusted EBITDA
Adjusted EBITDA for the third quarter of 2015 was US$ 324.6 million, 5.5% or US$ 18.7 million lower than the US$ 343.3 million reached during the previous quarter. Overall this decline is mainly due to a decrease in sales volume. In terms of Adjusted EBITDA by business, during the third quarter of the year we had a decrease of US$ 26.8 million in our pulp division. Lower production, caused by some maintenance stoppages affected pulp’s net income. This decrease was partially offset by Montes del Plata, which continues to show an improvement in its adjusted EBITDA. Sawn timber’s and panels’ adjusted EBITDA also decreased by US$3.5 million and US$ 18.3 million respectively. These declines are due to more competition from countries with a depreciated currency that have impacted the market. This was partially offset by forestry EBITDA, with a US$ 7.9 million increase, and other gains and improvements at the corporate level, such as lower SG&A and minor asset sales in Brazil.
Adjusted EBITDA for the third quarter of 2015 was higher by 3.9% or US$ 12.2 million when compared with the US$ 312.4 million reached in the same period of 2014. Our year-to-date Adjusted EBITDA for year 2015 stood at US$ 993.4 million, which is a 5.9% increase when compared to the US$ 938.1 million reached in the same period in 2014.
Adjusted EBITDA
In US$ million Q3 2015 Q2 2015 Q3 2014 QoQ YoY YTD 2015 YTD 2014 YoY Acum
Net Income 87.0 105.9 90.4 -17.9% -3.8% 278.6 323.1 -13.8%
Financial costs 62.6 63.0 67.4 -0.5% -7.1% 193.8 177.5 9.2%
Financial income -15.8 -8.8 -8.6 79.6% 84.6% -35.1 -16.1 118.4%
Income tax 26.3 36.4 31.4 -27.6% -16.3% 103.6 115.5 -10.3%
EBIT 160.1 196.4 180.7 -18.5% -11.4% 540.9 600.0 -9.9%
Depreciation & amortization 102.1 102.1 86.4 0.0% 18.1% 298.9 242.3 23.3%
EBITDA 262.2 298.5 267.2 -12.1% -1.8% 839.7 842.3 -0.3%
Fair value cost of timber harvested 81.3 76.3 97.7 6.7% -16.8% 231.5 260.0 -11.0%
Gain from changes in fair value of biological assets -46.6 -47.3 -66.8 -1.4% -30.2% -140.7 -200.5 -29.8%
Exchange rate differences 22.6 -2.6 13.1 -968.1% 72.6% 27.8 3.0 841.9%
Others (*) 5.1 18.5 1.3 -72.3% 293.8% 35.0 33.3 4.9%
Adjusted EBITDA 324.6 343.3 312.4 -5.5% 3.9% 993.4 938.1 5.9%
(*) Includes provision for forestry fire losses.
Adjusted EBITDA Variation by Business Segment 2Q15 - 3Q15
(In US$ million)
375
350
325
300
275
250
225

343.3 26.8 3.5 18.3 7.9 22.0 324.6
EBITDA 2Q 15 Pulp Sawn Timber Panels Forestry Other gains, Corporate and Consolidation adjustments EBITDA 3Q 15
8

Interim Review Third Quarter 2015 Results
November 13th, 2015
REVIEW BY BUSINESS SEGMENT
1- Pulp Division
The third quarter of the year started with the customary pick up in demand after the summer slowdown in the Northern hemisphere. However, additional supply to the market of pulp drove prices down in both fibers, although long fiber was the most affected. There are new long fiber projects in southern United States that plan to produce Fluff, but are currently producing quality paper while the Fluff market keeps developing. Short fiber prices remain above long fiber prices, an atypical situation unseen in years contrary to general price predictions.
The price reduction was also a result of higher inventories within the industry. Long fiber stocks increased by 1 day to 30 days of supply in September, reaching a maximum of 33 days mid-quarter. Short fiber suffered a similar fate with an increase of 1 day as well, reaching 39 days in September, reaching a maximum of 41 days during the first half of the quarter.
In Asia, short and long fiber prices lost their second semester gain and fell US$ 20 and US$ 50 respectively, translating into a 3% and 7.5% price decrease during the third quarter. The price gap between both fibers at quarter-end reached US $20 Adt, short fiber prices still above long fiber. Russian and Canadian producers were aggressive thanks to the depreciation of their currency, as well a higher demand for long fiber in the southern United States. On the other hand, China´s uncertain economic situation has contracted demand; paper producers have not been working at maximum capacity, while new ramp-ups and new projects have been postponed.
In Europe, price declines have been more moderate, affecting only long fiber, with a US$ 25 or 3.90% decrease. Short fibers on the other hand achieved higher prices, increasing US$ 10 or 1.25%, thanks to a better demand in European markets compared to Asian markets. In general, paper producers have had a higher demand and are therefore operating at maximum capacity. Paper prices have increased, although paper producers have not been able to add in more margins due to higher cost of raw materials (i.e. short fiber pulp). A season that is usually less active in European markets due to summer and vacation periods, this quarter saw an increase in demand, a clear sign that markets within this region of the world are recovering, resulting in less uncertainty and more active markets.
Smaller markets such as the Middle East have also shown a sustainable level of activity, and new markets such as Iran are starting showing their effects, with new local paper mills, especially in tissue, added to project pipelines. As a result, paper imports have increased within this region to satisfy higher demand.
Latin-American markets have been stable, except for Brazil where economic activity has decreased.
Production levels were according to plans throughout our mills. There was a programmed maintenance in the Licancel Mill and in Arauco Mill, Line 2. Montes del Plata in Uruguay is working at 100% of its production capacity.
9

Interim Review Third Quarter 2015 Results
November 13th, 2015
2- Sawn Timber Division
The sawn timber market showed lower sales compared to the previous quarter and the third quarter of last year. This is mainly due to the decrease in prices throughout this year, because of more supply coming from different producers. Even though in Asia and the Middle East, sales volume remained quite stable, in detriment of price levels.
The North-American market has maintained its momentum with new constructions and renovations, which translates into a stable market demand for our moldings. However, higher export volumes from Brazil have put pressure on prices.
Chile, Argentina, and the rest of Latin America continues to show a stable level of demand, which has enabled us to increase our market share during the last six months and commercialize the desired product mix.
3- Panels Division
Plywood sales continue to rise thanks to production in our new Nueva Aldea Mill.
Favorable levels of MDP from the Teno Mill, both in volume and product mix, have remained stable from last quarter.
Particleboards in North America have maintained a steady demand and keep showing better results thanks to higher sales of our value added products (i.e. our melamine products).
The MDF market has been slower in North America, due to lower demand and more competition from Canadian and Brazilian producers that have taken advantage of their currency depreciation to export more of their products.
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Interim Review Third Quarter 2015 Results
November 13th, 2015
BALANCE SHEET ANALYSIS
Cash
Our cash position was US$ 528.9 million at the end of the third quarter, which compared to US$ 511.9 million from last quarter.
During this quarter, we had a positive cash flow of US$ 37.0 million. Cash provided by operating activities remained at similar levels than the second quarter. However, investment activities dropped US$109.5 million compared to the previous quarter, with US$ 95.8 million. In addition, cash used in financing activities also fell to US$ 106.6 million, from US$ 532.9 million in the second quarter. In addition, we prepaid US$ 27.9 million as a part of the Arauco North America loan, as well as the US$ 80 million obtained in a pre export financing loan last quarter. This was partially offset by a new pre export financing loan for US$ 40 million, which matures in November of this year.
Other Currencies 4%
Chilean peso 10%
Argentinean Peso 10%
Brazilian Real 5%
US Dollar 71%
Cash by Currency
Money Market 24%
Cash 26%
Time Deposits 50%
Cash by Instrument
Financial Debt
Arauco’s consolidated financial debt as of September 31, 2015 reached US$ 4,327.7 million, a decrease of 4.6% or US$ 211 million when compared to June 30, 2015. The majority of this decrease is explained the payment of amortization and interests of US$ 85.4 million of our local and foreign bonds; by the prepayment of US$ 28 million of the Arauco North America loan; and US$ 40 million less for pre export financing, after a US$ 80 million loan matured and US$ 40 million was renewed.
The decrease in short term financial debt is mainly due to a bank credit that matured in 2016 that was extended to 2018, moving US$ 300 million to outstanding long term financial debt.
Our consolidated net financial debt decreased 5.7% or US$ 228 million when compared with June 2015.
FINANCIAL DEBT
In US$ million September 2015 June 2015 September 2014
Short term financial debt 319.7 689.2 796.1
Long term financial debt 4,008.1 3,849.6 4,358.5
TOTAL FINANCIAL DEBT 4,327.7 4,538.8 5,154.6
Cash and cash equivalents 528.9 511.9 972.2
NET FINANCIAL DEBT 3,798.9 4,026.9 4,182.4
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Interim Review Third Quarter 2015 Results
November 13th, 2015
Our leverage, measured as Net Financial Debt/ LTM Adjusted EBITDA, decreased compared to last quarter and September 2014 as well, reaching 2.9 times.
Debt by currency Debt by instrument Net Debt/ LTM Adj.EBITDA
UF(*) & Chilean peso 23%
Other Currencies 1%
US $Dollar 76% Leasing 3% Banks 24% Bonds 73% 3.6x Q3 2014 3.1x Q2 2015 2.9x Q3 2015
(*) UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars
Financial Debt Profile
For the remainder of the year, the main maturities are US$ 55 million in Montes del Plata, US$ 21 million in our Brazilian subsidiaries, and US$ 41 million in Chile. A US$ 80 million pre export financing loan matured and was paid for in September, and US$ 40 million were reissued. The latter matures in November of this year. In addition, a US$ 300 million bank loan that was to mature in June 2016 was extended to September 2018, and at a lower interest spread.
Financial Obligation by Year
(In US$ Million)
136 11 125 187 25 162 512 403 109 431 18 413 658 537 120 307 222 86 484 427 57 588 530 58 71 39 33 528 528 424 424
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 & hereafter
Bank loans Bonds
*Short term debt Includes accrued interest
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Interim Review Third Quarter 2015 Results
November 13th, 2015
FINANCIAL RATIOS
Q3 2015 Q2 2015 Q3 2014 YTD 2015 YTD 2014
Profitability
Gross margin 30.5% 33.1% 30.3% 32.1% 32.5%
Operating margin 9.8% 12.4% 9.6% 11.6% 11.9%
LTM(1) Adjusted EBITDA margin 25.0% 24.5% 22.5% 25.0% 22.5%
ROA (EBIT / Total Assets) 4.6% 5.5% 4.9% 5.2% 5.4%
ROE (Net Income / Equity) 5.2% 6.3% 5.1% 5.6% 6.1%
Leverage
LTM Interest Coverage Ratio (Adj. EBITDA / Financial Costs) 5.1x 4.9x 5.0x 5.1x 5.0x
Net Financial Debt / LTM Adjusted EBITDA 2.9x 3.1x 3.6x 2.9x 3.6x
Total Financial Debt / Total Capitalization(2) 39.7% 40.1% 42.9% 39.7% 42.9%
Net Financial Debt / Total Capitalization 34.8% 35.6% 34.8% 34.8% 34.8%
Total Financial Debt / Shareholders’ Equity 66.2% 67.5% 75.6% 66.2% 75.6%
Net Financial Debt / Shareholders’ Equity 58.1% 59.8% 61.3% 58.1% 61.3%
(1) LTM = Last Twelve Months
(2) Capitalization = Total financial debt + Equity
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Interim Review Third Quarter 2015 Results
November 13th, 2015
THIRD QUARTER AND SUBSEQUENT EVENTS AND NEWS
Arauco announces a US$ 325 million investment for new Particleboard Mill
Arauco announced in September the intention to build a new particleboard in Grayling, Michigan. This mill will be the single largest in North America, and one of the highest capacity particleboard presses in the world, producing up to 750,000 m3 of panels per year. Groundbreaking is estimated for late 2016, with the rollout of the first panel during the latter part of 2018. This investment will complement the supply of MDF from our neighboring mill in Salt Ste. Marie, Ontario, and will yield important economic and community benefits to the Crawford County region. This project is subject to approval of incentives and permits by both state and local agencies as well as final approval by the Arauco Board of Directors.
Bank loan for US$300 million extended to September 2018
A US$ 300 million loan with initial maturity in June 2016 was extended to September 2018, and at a lower spread. This loan was used for corporate general purposes. Arauco extended the loan to a year with low financial maturities, enabling the debt schedule to remain stable throughout the years.
Arauco in process of obtaining new local bond credit lines
Arauco is currently in the process of obtaining two new bond credit lines in Chile. Documents have already been submitted to the SVS (Superintendencia de Valores) and are under review. Bond credit lines have 10 year and 30 year terms, for UF 20 million each. However, the total amount placed in the market between both credit lines must not surpass UF 20 million in total. These lines are intended to provide more financing alternatives to Arauco, nevertheless, the use of these lines in the future will always depend on Arauco’s financial needs and market conditions.
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Interim Review Third Quarter 2015 Results
November 13th, 2015
FINANCIAL STATEMENTS
INCOME STATEMENT
US$ Million Q3 2015 Q2 2015 Q3 2014 YTD 2015 YTD 2014
Revenue 1,281.4 1,372.7 1,348.6 3,927.4 3,947.9
Cost of sales (890.9) (918.7) (940.5) (2,668.1) (2,666.7)
Gross Profit 390.6 454.0 408.2 1,259.3 1,281.2
Other income 72.3 54.6 77.7 182.5 231.8
Distribution costs (136.5) (132.5) (141.8) (391.8) (397.9)
Administrative expenses (127.9) (151.9) (136.5) (410.3) (415.3)
Other expenses (18.0) (28.8) (20.4) (72.3) (103.5)
Financial income 15.8 8.8 8.6 35.1 16.1
Financial costs (62.6) (63.0) (67.4) (193.8) (177.5)
Participation in (loss) profit in associates and joint 2.2 (1.6) 6.7 1.3 6.6 ventures accounted through equity method
Exchange rate differences (22.6) 2.6 (13.1) (27.8) (3.0)
Income before income tax 113.3 142.3 121.9 382.1 438.5
Income tax (26.3) (36.4) (31.4) (103.6) (115.5)
Net Income 87.0 105.9 90.4 278.6 323.1
Profit attributable to parent company 86.2 105.0 89.3 276.1 319.5
Profit attributable to non-parent company 0.8 0.9 1.1 2.5 3.6
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Interim Review Third Quarter 2015 Results
November 13th, 2015
BALANCE SHEET
US$ Million Q3 2015 Q2 2015 Q4 2014
Cash and cash equivalents 528.9 511.9 971.2
Other financial current assets 46.0 11.8 7.6
Other current non-financial assets 196.9 164.8 177.7
Trade and other receivables-net 736.2 778.0 731.9
Related party receivables 3.6 4.4 4.7
Inventories 896.2 911.1 893.6
Biological assets, current 249.0 255.8 307.6
Tax assets 34.2 43.4 38.5
Non-Current Assets classified as held for sale 8.1 8.0 8.0
Total Current Assets 2,699.1 2,689.1 3,140.7
Other non-current financial assets 0.0 2.0 5.0
Other non-current and non-financial assets 99.8 101.8 101.1
Non-current receivables 157.1 188.7 182.5
Investments accounted through equity method 262.0 303.8 326.0
Intangible assets 83.9 87.4 93.3
Goodwill 69.1 76.7 82.6
Property, plant and equipment 6,850.8 7,003.4 7,119.6
Biological assets, non-current 3,454.6 3,523.5 3,538.8
Deferred tax assets 148.0 149.7 158.3
Total Non-Current Assets 11,125.4 11,437.1 11,607.2
TOTAL ASSETS 13,824.5 14,126.1 14,747.9
Other financial liabilities, current 324.5 691.4 742.3
Trade and other payables 621.9 605.1 630.4
Related party payables 8.9 9.5 6.0
Other provisions, current 0.5 0.7 2.5
Tax liabilities 15.5 21.5 25.9
Current provision for employee benefits 4.2 4.3 3.6
Other non-financial liabilities, current 168.6 118.8 136.3
Total Current Liabilities 1,144.0 1,451.3 1,547.1
Other non-current financial liabilities 4,233.9 3,988.3 4,453.8
Trade and Other payables non-current 0.0 0.0 0.0
Other provisions, non-current 59.8 63.8 64.5
Deferred tax liabilities 1,718.2 1,745.7 1,757.1
Non-current provision for employee benefits 49.2 51.2 48.6
Other non-financial liabilities, non-current 43.6 53.5 62.0
Total Non-Current Liabilities 6,104.7 5,902.5 6,386.1
Non-parent participation 37.4 43.6 47.6
Net equity attributable to parent company 6,538.5 6,728.8 6,767.1
TOTAL LIABILITIES AND EQUITY 13,824.5 14,126.1 14,747.9
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Interim Review Third Quarter 2015 Results
November 13th, 2015
STATEMENT OF CASH FLOWS
US$ Million Q3 2015 Q2 2015 Q3 2014 YTD 2015 YTD 2014
Collection of accounts receivables 1,492.3 1,480.6 1,580.6 4,370.9 4,105.9
Collection from insurance claims 1.7 0.0 0.0 4.7 0.0
Other cash receipts (payments) 35.6 101.0 82.1 249.9 265.4
Payments of suppliers and personnel (less) (1,210.0) (1,264.0) (1,253.4) (3,695.7) (3,454.0)
Interest paid and received (69.2) (41.4) (59.8) (183.2) (147.0)
Income tax paid (15.1) (35.3) (15.8) (64.0) (20.7)
Other (outflows) inflows of cash, net 4.2 (3.5) 2.5 5.3 1.2
Net Cash Provided by (Used in) Operating Activities 239.4 237.5 336.3 688.0 750.9
Capital Expenditures (103.5) (186.9) (107.6) (385.2) (478.1)
Other investment cash flows 7.7 (18.4) (135.8) (11.4) (116.6)
Net Cash Provided by (Used in) Investing Activities (95.8) (205.3) (243.4) (396.6) (594.7)
Proceeds from borrowings 47.8 174.8 515.2 249.0 978.8
Repayments of borrowings (153.9) (640.8) (262.9) (862.5) (741.4)
Dividends paid (0.4) (98.6) (0.4) (99.1) (78.2)
Other inflows of cash, net (0.1) (0.4) (1.6) (0.9) (1.7)
Net Cash Provided by (Used in) Financing Activities (106.6) (565.1) 250.2 (713.5) 157.5
Total Cash Inflow (Outflow) of the Period 37.0 (532.9) 343.1 (422.1) 313.7
Effect of exchange rate changes on cash and cash equivalents (20.0) 3.9 (11.6) (20.2) (8.7)
Cash and Cash equivalents at beginning of the period 511.9 1,040.9 640.7 971.2 667.2
Cash and Cash Equivalents at end of the Period 528.9 511.9 972.2 528.9 972.2
For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl
DISCLAIMER
This news release may contain forward-looking statements concerning
Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.
Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “US$” are to United
States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.
For further information please contact:
José Luis Rosso jose.rosso@arauco.cl Phone: (56-2) 2461 7221
Fernanda Paz Vásquez fernanda.vasquez@arauco.cl Phone: (56-2) 2461 7494
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